UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

BSN Glasspack S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

BSN Financing Co. S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

[Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.]

Form 20-F N/A	Form 40-F N/A

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

SIGNATURES

The registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.

Date: March 31, 2004	By:	/s/ Jean-Yves Schapiro
Name: Jean-Yves Schapiro
Title: Officer

BSN Glasspack S.A.

Date: March 31, 2004	By:	/s/ Jean-Yves Schapiro
Name: Jean-Yves Schapiro
Title: Officer

BSN GLASSPACK, S.A. AND SUBSIDIARIES

OPERATING and FINANCIAL REVIEW and PROSPECTS

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes included in this document, of:

• BSN Glasspack S.A. and subsidiaries (“BSN Glasspack”, the “Company”, “BSN Glasspack Group”),

• and BSN Financing Co. S.A..

Unless otherwise indicated, all financial information have been prepared in accordance with International Financial Reporting Standards or IFRS, formulated by the International Accounting Standards Board, which differ in significant respects from generally accepted accounting principles in the United States of America, or U.S. GAAP. For a summary of differences between IFRS and U.S. GAAP and reconciliations of net income and net equity, see Note 32 to the Consolidated Financial Statements.

General

The company “BSN” was created in 1966, by merger of the glass manufacturing activities of two French companies. During the 1970s, by progressively acquiring control of or merging with several food and beverage companies, the group diversified its activities into consumer markets, changing its name to BSN-Gervais Danone in 1973. The production of glass became a secondary activity of BSN and therefore the corporate organization was changed in 1994 resulting in the company Groupe Danone, of which BSN constituted the packaging division. BSN was incorporated in September 1986 as a French société anonyme. The evolution of the business of Groupe Danone ultimately led to the separation of BSN from that company, together with the acquisition of the food and beverage glass manufacturing activities of Gerresheimer, which together formed the new group BSN Glasspack in August 1999. In August 1999, BSN Glasspack was transformed from a French société anonyme to a société par actions simplifiée. On June 4, 2003, Danone sold its 44% remaining interest ownership in BSN Glasspack. As a consequence, since that date, Glasspack Participations S.A. owns directly 96.5% of BSN Glasspack..

On July 24, 2003, BSN S.A.S was transformed from a French “société par actions simplifiée” to a “société anonyme”, and was renamed BSN Glasspack S.A..

BSN Glasspack Group generates 96.1% of its revenues from the sale of glass beverage and food containers in France, Germany, The Netherlands and Spain. In addition to its glass container business, BSN Glasspack Group generated approximately 2.5% of its 2003 net sales from glass quality control machine production through its subsidiary MSC in France and the remainder, 1.4% from other items. BSN Glasspack sold MSC on December 29, 2003 to its managements and to 3I. BSN Glasspack sold Royal Leerdam on December 31, 2002 and no longer produces glass tableware.

Unit sale prices on all of BSN Glasspack’s products vary and are dependent on the type of container (standard or specialized), the specifications of the container (size, shape, weight and color), special features and competitive pressures.

The elements of BSN Glasspack’s total costs include variable costs, for example, energy and raw materials, and fixed costs. Fixed costs include labor and other plant-related costs including maintenance expenses, depreciation and selling, general and administrative costs. In 2003, energy constituted approximately 12.5% of the total cost of goods sold, raw materials and packaging 22.4%. In 2003, fixed costs, including depreciation and administrative expenses, represented approximately 51.6% of BSN Glasspack Group’s total operating costs. Since such a high percentage of BSN Glasspack’s costs are fixed costs, its results of operations are significantly dependent upon sales volumes. Other income and expense during the last three years included items such as under-activity costs, lay-off expenses not included in redundancy plans and goodwill amortization and depreciation. In 2002, other income and expense also included gains on the disposal of Royal Leerdam and land in Spain. In 2003, other income and expense also included gains on the disposal of MSC and portion of the insurance proceed covering damaged assets (Düsseldorf).

Over the past three years BSN Glasspack has undertaken ongoing restructuring programs of its glass container operations to increase competitiveness, including the closing of its Budenheim, Germany plant in May 2002 and its Givors, France plant in January 2003. These programs as well as other employee rationalization programs have resulted in net headcount reductions of approximately 1,400, or 17.5%, of its full-time equivalent employees between January 1, 2001 and December 31, 2003 on a consolidated basis (excluding the reduction attributable to the sale of its subsidiaries Royal Leerdam and MSC). Further, BSN Glasspack successfully transferred production that was performed at the above closed facilities to its other production sites in France, Germany and The Netherlands. In France, on April 15, 2003 and May 6, 2003, it entered into a legal agreement, or CATS, with the French regulatory authority for its French entities (VMC and BSN Glasspack, S.A.), which enables a maximum of 674 employees to leave the Company between 2003 and 2006, after reaching 57 years of age, with partial state compensation. In Germany, in accordance with German social regulation, BSN Glasspack GmbH & Co. KG has negotiated a restructuring scheme with its employee representative bodies. Under this new scheme, or OAPT, a portion of the employees in Germany between 55 and 64 years of age, up to a maximum of 5% of total employees there, may be offered the ability to leave the company within three years from the date they join the scheme. See “Future Trends”. The remaining accrual related to outstanding restructuring programs amounted to €41.4 million as of December 31, 2003.

Management has also implemented a benchmarking process that has led to continuing efficiency improvements and cost savings throughout its business. For example, BSN Glasspack has implemented strict reporting and expenditure rules and information technology systems on a plant-by-plant as well as on a country-by-country basis, increasing accountability for cost incurrence and reducing capital expenditures and receivables levels. It has also centralized negotiation of raw material purchasing, using fixed-price contracts when possible, and implemented lightweighting in production, which has reduced raw material costs. BSN Glasspack has further reduced inventory levels through strict monitoring of those levels and future delivery needs.

Results of Operations

This section refers to the results of BSN Glasspack for the fiscal years ended December 31, 2001, 2002 and 2003. The following table sets forth the results of operations for the periods indicated and, in each case, the percentage relationship of each item to net sales:

	YEAR ENDED DECEMBER, 31
	2001		2002		2003
	In millions

Net sales	€1,299.0	100.0%	€1,309.2	100.0%	€1,275.4	100.0%
Cost of goods sold	(1,075.3)	(82.8)	(1,084.8)	(82.9)	(1,049.5)	(82.3)
Gross profit	(223.7)	17.2	224.4	17.1	225.9	17.7
Selling, general and administrative expenses	(111.4)	(8.6)	(98.3)	(7.5)	(100.2)	(7.9)
Research and development expenses	(8.1)	(0.6)	(9.1)	(0.7)	(8.9)	(0.7)
Restructuring expenses	(71.8)	(5.5)	(20.6)	(1.6)	(20.8)	(1.6)
Other income and expenses	(27.0)	(2.1)	(46.9)	(3.5)	48.6	3.8
Operating income/(loss)	5.4	0.4	49.5	3.8	144.6	11.3
Financial expense, net	(75.7)	(5.8)	(67.6)	(5.2)	(69.8)	(5.5)
Income/(loss) before income taxes	(70.3)	(5.4)	(18.1)	(1.4)	74.8	5.9
Income tax (expense)/benefit	2.5	0.2	(16.0)	(1.2)	(11.4)	(0.9)
Net Income/(loss) before minority interest	(67.8)	(5.2)	(34.1)	(2.6)	63.4	5.0
Minority interest	(0.1)	—	(0.2)	—	(0.2)	—

Net income/(loss)	(67.9)	(5.2)	(34.3)	(2.6)	63.2	5.0

The following table sets forth net sales by country of BSN Glasspack.

	Year Ended December 31,
	2001	2002	2003
	(in millions)

France
Containers	€635.3	€648.2	€651.0
Control equipment and services	25.8	30.4	37.4
Total France	661.1	678.6	688.4
Germany	290.6	268.3	269.2
The Netherlands
Containers	200.3	207.7	215.4
Royal Leerdam	51.9	50.5	—
Total the Netherlands	252.2	258.2	215.4
Spain	100.5	107.7	108.5
Intercompany sales	(5.4)	(3.6)	(6.1)
Net sales	€1,299.0	€1,309.2	€1,275.4

Year ended December 31, 2003 compared to year ended December 31, 2002

Net Sales

Net sales decreased by 2.6% to €1,275.4 million at December 31, 2003 compared to €1,309.2 at December 31, 2002, due to the disposal of Royal Leerdam as of December 30, 2002. Under the same perimeter, i.e. without Royal Leerdam, net sales increased by 1.3% to €1,275.4 million at December 31, 2003 compared to €1,228.3 million for the same period in 2002. Additional volumes in the beer and spirit markets and a global average selling price increase were partially offset by lower sales of wine and non-alcoholic beverage markets, mainly in France and Holland. Breakdown by country is as follows:

France

Beverage and food containers. Net Sales in France increased by 0.4% to €651.0 million in 2003, compared to €648.2 million in 2002, mainly due to a volume increase in the beer and spirit markets, partially offset by a volume decrease in the wine and food market.

Control equipment. Net sales of control equipment (MSC) increased by 5.0% to €31.9 million in 2003, compared to €30.4 million in 2002.

Renfort. Net sales of Renfort, whose activities consist in distribution and other services, amounted to €5.4 million in 2003

Germany

Net sales in Germany increased by 0.3% to €269.2 million in 2003, compared to €268.3 million in 2002, due to a volume and an average selling price increase in all markets, except in the beer market.

The Netherlands

Glass packaging net sales in the Netherlands increased by 3.7% to €215.4 million in 2003, compared to €207.7 million in 2002, due to a volume increase in the beer and spirit markets and a global increase in average selling prices, partially offset by a volume decrease in the non-alcoholic beverage and food markets.

Sales of tableware by Royal Leerdam amounted to €50.5 million in 2002. BSN Glasspack sold Royal Leerdam effective December 31, 2002 and no longer produces glass tableware.

Spain

Net sales in Spain increased by 0.7% to €108.5 million in 2003, compared to €107.7 million in 2002. Net sales increase is due to a volume increase in the food market and an increase in average selling prices in all markets partially offset by a volume decrease in the wine and non-alcoholic beverages markets.

Cost of goods sold

Cost of goods sold decreased by 3.3% to €1,049.5 million in 2003 compared to €1,084.8 million in 2002. Under the same perimeter, i.e. without Royal Leerdam, cost of goods sold increased by 1.3% and represented 82.3% of net sales for both 2003 and 2002.

For the year ending December 31, 2003, other cost of goods sold includes insurance proceeds of € 13.0 million. This amount partially offsets the damages (also recorded as other cost of goods sold), which occurred in the Düsseldorf facility on April 30, 2003.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased by 1.9% to €100.2 million in 2003, compared to €98.3 million in 2002, mainly due to more moulds samples in Germany, higher sales commissions and more customers indemnities.

Research and Development Expenses

Research and development expenses decreased by 2.2% to €8.9 million in 2003, compared to €9.1 million in 2002.

Other incomes and expenses

Other income and expenses increased by €95.5 million to an income of €48.6 million in 2003 compared to expenses of €46.9 million in 2002, mainly due to the €49.0 million net gain on MSC disposal and to the portion of the insurance proceeds covering damaged assets which occurred on April 30, 2003 in Düsseldorf (€10.3 million).

Other income and expenses are as follows:

	For the year ended December 31,
	2002	2003

Net gain on MSC disposal	€—	€49.0
Portion of the insurance proceed covering damaged assets (Düsseldorf)	—	10.3
Net profit on Royal Leerdam disposal	7.7	—
Under activity cost (a)	(10.7)	—
Layoffs not included in redundancy plans	(2.2)	(3.5)
Amortization of goodwill	(1.6)	(0.1)
Goodwill impairment	(36.1)	—
Litigation provision	(0.4)	0.1
Royal Leerdam and Crystal’s additional disposal costs	—	(2.8)
Net book value on disposal of assets	—	(0.1)
Net book value of damaged of assets in Düsseldorf	—	(1.0)
Pension inactive employees in Germany	(1.9)	(2.1)
Gain on disposal of Spanish land	5.0	0.2
Non-capitalized fees	(1.9)	(0.7)
Other (b)	(4.8)	(0.7)
Total other income and expense	€(46.9)	€48.6

(a)          Under-activity cost relate to plants fixed costs incurred when furnaces are shut down for reasons not related to maintenance and overhauls.

(b)         Other Income and Expenses do not include any individual amounts above € 1.0 million.

Restructuring expenses

Restructuring expenses increased by €0.2 million to €20.8 million in 2003 compared to €20.6 million in 2002. In 2003, restructuring expenses are mainly related to a new legal agreement (“CATS”) signed for French entities (VMC and BSN Glasspack), which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. The accrual recorded for this new plan corresponds to compensation costs to be paid and amounted to €17,7 million as of December 31, 2003. The other expenses are related to costs from restructuring plans in France implemented in 2001, which did not meet the requirements for accrual under IFRS in the year ended December 31, 2002.

Financial expense, net

Net financial expense increased by €2.2 million to €69.8 million in 2003 compared to €67.6 million in 2002, because of the early amortization of set up debt fees related to changes in the debt structure of BSN Glasspack that occurred in August 2003 (the issuing of new subordinated notes and the repayment of Senior Term A and partial repayment of Senior Term B).

Income tax expenses

Income tax expense decreased by €4.6 million to an income tax expense of €11.4 million in 2003 compared to an income tax expense of €16.0 million in 2002. This decrease is mainly due to a different mix in profit before taxes between the entities, and goodwill impairment expenses not deductible for income tax purposes in 2002.

Net income

Net income increased by €97.5 million to a net income of €63.2 million in 2003 compared to a net loss of €34.3 million in 2002, as a result of the above factors.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net sales

Net sales increased by 0.8% to €1,309.2 million in 2002 compared to €1,299.0 million in 2001. Additional volumes in the beer market and an increase in average selling prices in all countries for all markets were partially offset by lower sales volume in the wine market, and non-alcoholic beverage markets mainly in Germany. Breakdown by country is as follows:

France

Beverage and food containers.  Net sales of beverage and food containers increased by 2.0% to €648.2 million in 2002, compared to €635.3 million in 2001, mainly due to an increase in average selling prices in 2002 and an increase in demand for beer containers delivered to The Netherlands, partially offset by a volume decrease in the wine market due to a decrease in demand for bottles for French wines and in the non-alcoholic beverage market generally.

Control equipment.  Net sales of control equipment increased by 17.8% to €30.4 million in 2002, compared to €25.8 million in 2001, mainly due to the introduction and sale of new product lines.

Germany

Net sales in Germany decreased by 7.7% to €268.3 million in 2002, compared to €290.6 million in 2001, due to a volume decrease in all markets, except in the food market, in line with forecasts under the restructuring plan. This included plant closings and transfers of production to France and to The Netherlands. The decrease was also due to the effects of PET substitution and the German “one-way” packaging regulation. These decreases were partially offset by an increase in average selling prices.

The Netherlands

Glass packaging net sales in The Netherlands increased by 3.7% to € 207.7 million in 2002, compared to €200.3 million in 2001, due to an increase in average selling prices in all markets and a volume increase in the beer market, including exports, partially offset by a volume decrease in the non-alcoholic beverage and food markets.

Sales of tableware by Royal Leerdam decreased by 2.7% to €50.5 million in 2002, compared to €51.9 million in 2001. BSN Glasspack sold Royal Leerdam effective December 31, 2002 and no longer produces glass tableware.

Spain

Net sales in Spain increased by 7.2% to €107.7 million in 2002, compared to €100.5 million in 2001, due to the combined effect of a volume increase in beer bottles delivered to France and an increase in average selling prices, reflecting a product mix that included relatively higher margin products.

Cost of goods sold

Cost of goods sold increased by 0.9% to €1,084.8 million in 2002 compared to €1,075.3 million in 2001 due to an increase in overall prices of energy and raw materials and the reclassification of certain expenses, as described in selling, general and administrative expenses below, offset by savings from specific efforts to manage consumption of energy and raw materials, including by centralized purchasing and other measures under the restructuring plan. Cost of goods sold represented 82.9% of net sales in 2002 and 82.8% in 2001. The breakdown of the components of cost of goods sold (labor, energy, raw materials) remained stable between periods.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 11.8% to € 98.3 million in 2002, compared to €111.4 million in 2001, mainly due to a decrease in certain marketing expenses as a result of the reclassification of those expenses to cost of goods sold in 2002 and the general internal effort to reduce group fixed costs as part of the restructuring plan.

Research and development expenses

Research and development expenses increased by 12.3% to €9.1 million in 2002, compared to €8.1 million in 2001.

Restructuring expenses

Restructuring expenses decreased by €51.2 million to € 20.6 million in 2002, compared to €71.8 million in 2001. In 2002, restructuring expenses were mainly related to costs (mainly penalties for cancellation of supply contracts and current asset impairment) from restructuring plans in France and Germany which were implemented in 2001 and which did not meet the requirements for accrual under IFRS in the year ended December 31, 2001. The group implemented a new plan, named OAPT, in Germany in 2002 as an early retirement plan which resulted in further restructuring expenses. For a further description of restructuring expenses, see Note 26 to the Consolidated Financial Statements.

Other income and expense

Other income and expense increased by €19.9 million to an expense of €46.9 million in 2002, compared to an expense of €27.0 million in 2001, mainly due to the goodwill impairment charge of €36.1 million recorded by the German subsidiaries and under-activity cost in France relating to plant fixed costs incurred when lines are stopped for reasons not related to maintenance or overhauls. These charges were partially offset by the net gain of €7.7 million on the disposal of BSN Glasspack’s subsidiary Royal Leerdam in The Netherlands in 2002.

As the purchase price paid for the German subsidiaries in 1999 exceeded the fair market value of the net assets acquired, the residual amount, totalling €44.7 million, was recorded as goodwill. This goodwill had been amortized on a straight-line basis over a period of 20 years. During the second half of 2002, management determined that the operations of the German business, which represents a cash-generating unit under IAS 36, were below budget and decreasing from the prior year. This decline indicated that a potential impairment had occurred. Recoverable amounts of the German assets (including goodwill) have been estimated by management based on discounted expected future cash flows of the German operations.

Because estimated recoverable amounts of the German assets were below book values, an impairment loss of €36.1 million was recognized in 2002. Amortization amounting to €1.6 million was recognized in 2002. These amounts were recorded as goodwill amortization in the year ended December 31, 2002. For further information, see Note 5.1 to the Consolidated Financial Statements.

Operating income/(loss)

Operating income increased by €44.1 million to €49.5 million in 2002, compared to €5.4 million in 2001, as a result of the above factors.

Financial expense, net

Net financial expense decreased by €8.1 million to €67.6 million in 2002, compared to €75.7 million in 2001, due to a decrease in the level of average debt and a decrease in the average applicable interest rates. For a further description of financial expenses, see Note 27 to the Consolidated Financial Statements.

Income tax (expense)/benefit

Income tax expense increased by €18.5 million to an expense of € 16.0 million in 2002, compared to a benefit of €2.5 million in 2001, mainly due to the increase in our taxable net income before tax, particularly in The Netherlands, while net income was also impacted by goodwill impairment expenses, which were not deductible for income tax purposes.

Net income/(loss)

Net loss improved by €33.6 million to a net loss of €34.3 million in 2002, compared to a net loss of €67.9 million in 2001, as a result of the factors above.

Future Trends

In order to improve its competitiveness and productivity and to reinforce its strategic position despite a tight economic context, BSN Glasspack has implemented and will continue to implement a number of measures to reduce personnel costs in France and Germany. These programs include the CATS early retirement plan, implemented in France on April 15, 2003 and May 6, 2003, and the OAPT plan, implemented in Germany. The accruals recorded for these two plans as of December 31, 2003 correspond to the present value of the redundancy costs to be paid until year 2009 to the employees who should join the plans.

Related Parties

Substantially concurrent with its acquisition of shares of BSN Glasspack in 1999, our current shareholder, Glasspack Participations S.A., made a loan to BSN Glasspack in the amount of €15.2 million, which is to be repaid at the end of its 10-year term. This loan bears interest at a capitalized rate of approximately 4.5% per year and is fully subordinated to the notes.

BSN Glasspack sold products to Groupe Danone companies. These transactions were considered as related party transactions until June 4, 2003. In particular, net sales to Groupe Danone companies represented approximately 0.3%, 0.8% and 1.3% of BSN Glasspack’s net sales in 2003, 2002 and 2001, respectively. Those sales, which were primarily made with Groupe Danone’s beverage and dairy products companies, were made at market conditions.

Transactions and balances with Groupe Danone and BSN Glasspack’s parent Glasspack Participations SA (96.5% interest in BSN Glasspack) were as follows:

STATEMENTS OF OPERATIONS:

	For the year Ended December 31,
	2001	2002	2003

Net sales - Groupe Danone (5 months in 2003)	€16.3	€11.0	€3.4
Interest expense - Glasspack Participations SA	(0.7)	(0.9)	(0.7)

BALANCE SHEETS:

	As of December 31,
	2001	2002	2003

Trade accounts and notes receivable - Groupe Danone	€4.6	€1.5	€	___
Long-term debt - Glasspack Participations SA	(15.2)	(15.2)	(15.2)

Impact of Inflation

The impact of inflation on BSN Glasspack’s costs and ability to pass on cost increases in the form of increased sales prices are dependent upon market conditions. While inflation can affect the price of energy, BSN Glasspack enters into hedging arrangements with respect to its energy needs to limit its exposure to such fluctuations. Soda ash may also be subject to price fluctuations, including inflation, while the price of BSN Glasspack’s main raw material, cullet, is regulated. Inflation has not had a material impact on BSN Glasspack’s results of operations during the past three years since the inflation rates in its principal markets during that period have been, on an overall basis, relatively low.

Liquidity and Capital Resources

BSN Glasspack’s liquidity requirements arise primarily from the need to fund capital expenditures to maintain its manufacturing facilities, to service its debt, to expand its business and to fund working capital requirements.

Due principally to the seasonal nature of the beverage industry, in particular the beer and non-alcoholic beverage markets, in which demand is stronger during the summer months and during periods of warm weather, BSN Glasspack’s shipment volume is typically higher in the second and third quarters. Consequently, BSN Glasspack builds inventory during the fourth and first quarters in anticipation of seasonal demands during the second and third quarters. As a result, there are generally negative cash flows and greater working capital requirements in the second and third quarters of the year as inventory is transformed into trade receivables. These seasonal effects are partly offset by the countervailing seasonal effects in the spirits industry, which is characterized by higher winter consumption, and the wine industry, which generates greater bottling activity in the first and third quarters. In addition, BSN Glasspack generally tries to schedule shutdowns of its plants for furnace rebuilds and machine repairs in the fourth quarter of the year. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters. As a result of these factors, BSN Glasspack’s borrowing needs are greatest in the second and third quarters.

Year ended December 31, 2003 compared to year ended December 31, 2002

Cash flow from operating activities decreased by €35.8 million to €103.4million in 2003, compared to €139.2 million in 2002. The level of operating cash flow for 2003 is lower than the 2002 level, especially due to unfavorable change in current working capital as of December 31, 2003.

Cash flow used in investing activities decreased by 2.0 million to €(32.9) million in 2003 compared to €(34.9) million in 2002.

Cash flow from financing activities increased by €52.1 million in 2003 to €(43.2) million in 2003 compared to €(95.3) million in 2002, due to a change in the group debt structure.

We believe that our operating cash flow, together with available borrowings, will be sufficient for our operating needs, other than any future acquisitions, and debt service requirements as they become due for at least the next several years. On March 18, 2003, the covenant ratios for the senior bank borrowings have been renegotiated for each quarter ending during years 2003 and 2004. This renegotiation had no impact on interest rates. In July 2003, the financial covenants for the senior bank borrowings have been renegotiated for each quarter ending during the second 2003 semester and during year 2004. This renegotiation had no impact on interest rate margins applicable to the senior bank borrowings.

Liquidity

Contractual obligations are as follows:

(In millions) Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short and long term financial debt	€717.2	€26.0	€256.6	€117.0	€317.6
Operating leases	6.2	3.1	2.9	0.2	—
Total Contractual Cash Obligations	€723.4	€29.1	€259.5	€117.2	€317.6

In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility. The full available amount of Capex facility as of December 31, 2002, i.e. € 69.4 million, has been drawn in cash.

Commitments

Commitments expirations are as follows:

	Initial Amount Or	Outstanding Amount (1)
Nature	Available Amount	Long-term portion	Short-term portion	Repayment Schedule	MATURITY

Senior bank borrowings
Senior A	€312.6	€ ___	€ ___	At maturity date	Dec. 31, 2003
Senior B	129.6	89.5	0	At maturity date	Dec. 31, 2007
Senior C	30.0	€30.0	0	At maturity date	June 30, 2008

Senior revolving credit facility	152.4	38.3	0	Variable upon drawings	Renewable Dec.31,2006
Capex facility	76.2	54.7	7.1	Semi-annually	Dec. 31, 2006
Total senior bank borrowings	700.8	212.5	7.1

Senior subordinated Notes 10.25%	140.0	137.9	5.5	At maturity date	Aug.1, 2009
Senior subordinated Notes 9.25%	160.0	153.5	4.6	At maturity date	Aug.1, 2009
Loans from related parties	15.2	18.6	—	At maturity date	Dec. 31, 2009
Lease liabilities	0.5	0.4		Semi-annually	March 31, 2006
Securitization	210.0	167.3	0.6	Upon receivable collection	Nov 5, 2006
Other loans		0.9	7.8
Total		€691.2	€26.0

BSN Glasspack has no other commercial commitments.

Critical Accounting Policies

BSN Glasspack has identified the following accounting policies as critical:

Impairment of long-lived assets, including goodwill

BSN Glasspack periodically evaluates acquired businesses for potential impairment indicators. BSN Glasspack judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of its acquired businesses.

If the recoverable amount, equal to the higher of an asset’s net selling price and its value in use, of long-lived assets tested for impairment is less than the total carrying amount of these long-lived assets, the carrying amount of the assets should be reduced to their net realizable value. That difference is recognized as an impairment loss. In the year ended December 31, 2002, BSN Glasspack determined that the long-lived assets relating to its German operations were impaired and recorded an impairment loss of €36.1 million relating to goodwill. In the year ended December 31, 2003, no impairment was recorded.

The measurement of the impairment loss depends significantly on various assumptions taken in the determination of the value in use of the long-lived assets tested for impairment, including expected market trends, computation of future cash flows generated by BSN Glasspack’s German entities and discount rate.

Future events could cause BSN Glasspack to revise the assumptions it uses in the determination of an impairment. Any resulting additional impairment loss could have a material adverse impact on BSN Glasspack’s financial condition and results of operations.

Deferred tax assets recognition

Using the liability method, deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

Deferred tax assets for taxable entities having unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. The deferred income tax assets not recognized are related to Germany and Spain and are mainly relative to tax loss carry forwards. These tax losses can be infinitely carried forward in Germany and will have to be used within an average 8-year period in Spain. As a consequence, BSN Glasspack has not recognized deferred tax assets relating to these companies in accordance with IAS 12.

Effect of New Accounting Pronouncements Not Yet Adopted

Under IFRS:

On December 17, 2003, IASB issued revised standard on financial instruments:

IAS 32 Financial instruments, presentation and disclosure

IAS 39 Financial instruments, recognition and measurement

On December 18, 2003, IASB published improvements to the following standards :

IAS 1 Presentation of financial statements

IAS 2 Inventories

IAS 8 Accounting policies, changes in accounting estimates and errors

IAS 10 Events after the balance sheet date

IAS 16 Property, plant and equipment

IAS 17 Leases

IAS 21 The effects of changes in foreign exchange rates

IAS 24 Related party disclosures

IAS 27 Consolidated and separate financial statements

IAS 28 Investments in associates

IAS 31 Interests in joint ventures

IAS 33 Earnings per share

IAS 40 Investment property

These news standards become effective for annual periods beginning on or after January 1, 2005. Early application is allowed. The Company has not yet assessed the impact of the revisions made on its net profit or loss and financial position due to late publication of these revised standards.

Under U.S.GAAP:

EITF 00-21

In May 2003, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt EITF 00-21 on January 1, 2004, however it does not anticipate that adoption of EITF 00-21 will have an impact on its results of operations, its financial position or its cash flows.

SFAS 132 (Revised)

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised), Employers’ Disclosure about Pensions and Other Postretirement Benefits. The revised statement requires additional disclosures to those in the original FAS No. 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. Except for certain disclosures for foreign pension plans and for benefit obligations, FAS No. 132 (Revised) was effective for financial statements with fiscal years ending after December 15, 2003 and has been adopted by the Company.

FIN 46 (Revised).

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 sets forth the criteria used in determining whether an investment in a variable interest entity (“VIE”) should be consolidated and is based on the general premise that a company that controls another entity through interests other than voting interests should consolidate the controlled entity. In December 2003, the FASB published a revision to FIN No. 46 (“FIN46R”) to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities. Under the guidance of FIN46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have an interest in any structure that would be considered a special-purpose entity. Adoption of this interpretation is not expected to have a material impact on the Company’s results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

BSN Glasspack manages market risk using its own centralized risk management program. A discussion of accounting policies for derivative financial instruments is included in Note 3 to the Consolidated Financial Statements of BSN Glasspack included elsewhere in this annual report. With the introduction of the euro as of January 1, 1999, the exposure to exchange rate fluctuations is limited to the U.S. dollar.

Interest Rate Risk Management

The following table provides information about BSN Glasspack’s variable rate debt that is sensitive to changes in interest rates as of December 31, 2003. All of the debt is denominated in euro. The table presents carrying values and the related weighted average interest rate by expected maturity date. Variable rates are based on implied forward rates as of December 31, 2003.

	2004	2005	2006	2007	2008	There- after	Total	Fair Value December 31, 2003

Variable rate debt	8.1	20.9	239.0	90.4	30.0	—	388.4	392.7
Weighted average interest rate (variable)	2.29%	2.43%	2.70%	2.99%	3.23%	—

On May 31, 2001, BSN Glasspack entered into an interest rate hedging arrangement with a nominal value of €510 million to cover its variable rate financing under its Senior A Term Loan, Senior B Term Loan, Capital Expenditure Facility and receivables securitization program. The period covered by this hedging instrument starts on July 1, 2002 and ends on June 30, 2004. The nominal value of this hedging is scheduled to amortize every semester to match to the underlying indebtedness amortization of the Senior A and B Facilities. As of December 31, 2003, the fair value of this interest rate-hedging instrument is €(7.2) million. As of December 31, 2003, this hedging arrangement covers most of the variable rate debt of BSN Glasspack.

BSN Glasspack uses interest rate collar in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

As of December 31, 2003, the characteristics of the interest rate collar are as follows:

		Notional amount by Maturity (in millions of euros)
	Average interest rate	Semester 2 2003	Semester 1 2004		Fair Value December 31, 2003

Collar	3.945% - 4.60%	425.0	345.0	(*)	(7.2)

Total		425.0	345.0		(7.2)

(*) Notional amount decreases following MSC Disposal, See Note 5.7 to the Consolidated Financial Statements of BSN Glasspack.

These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 to 18 months. As of December 31, 2003, the Company holds the following foreign exchange options:

	Average exchange rate	Notional amount (in million of $) by Maturity		Fair value December 31, 2003
		S1 2004	S2 2004

$ against € sale	1.2005	18.0	18.7	(1.3)

These instruments hedge approximately 99% of budgeted U.S. Dollar fuel and gas purchases for the year ended December 31, 2003 and qualify as cash flow hedges under IAS 39 criteria.

Energy risk

As of December 31, 2003, BSN GLASSPACK has no hedge contracts on energy purchases for year 2004.

BSN FINANCING CO
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003, 2002 AND 2001

BSN GLASSPACK, SA AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003, 2002 AND 2001

RECONCILIATION BETWEEN GENERALLY ACCEPTED
INTERNATIONAL FINANCIAL REPORTING STANDARDS
AND ACCOUNTING PRINCIPLES GENERALLY
ACCEPTED IN THE UNITED STATES OF AMERICA

INDEX TO FINANCIAL STATEMENTS

BSN Financing Co. S.A.

Financial Statements as of December 31, 2003, 2002 and 2001:

BSN Glasspack, SA, and Subsidiaries

Consolidated Financial Statements as of December 31, 2003, 2002 and 2001:

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of BSN Financing Co. S.A.:

At your request, we have audited the accompanying balance sheets of BSN Financing Co. S.A. as of December 31, 2001, 2002 and 2003 and the related statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2003, all expressed in euros. These financial statements are the responsibility of the management of BSN Financing Co. S.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSN Financing Co. S.A. as of December 31, 2001, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financing Reporting Standards (“IFRS”) formulated by the International Accounting Standards Board.

The accounting principles used in the preparation of the financial statements, IFRS, vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 12 to the financial statements.

Neuilly-sur-Seine
February 27, 2004

Barbier Frinault et Autres
Ernst & Young
Thierry Aymonier

BSN FINANCING CO. S.A.

BALANCE SHEETS

		As of December 31,
(In millions)	Note	2001	2002	2003

ASSETS
Cash and cash equivalents	3	€0.032	€0.032	€0.001
Other receivables	4	7.714	7.687	5.985
Total current assets		7.746	7.719	5.986
Non-current originated loan	5	176.028	176.595	137.873
Total assets		183.774	184.314	143.859

LIABILITIES AND NET EQUITY
Accounts payable and accrued interest	6	7.241	7.132	5.520
Current tax liabilities		0.119	0.263	0.041
Total current liabilities		7.360	7.395	5.561
Long-term portion of debt	7	176.028	176.595	137.873
Total liabilities		183.388	183.990	143.434
Class A common stock €10 par value, 3,100 shares authorized, issued and outstanding	9	0.031	0.031	0.031
Retained earnings		0.355	0.293	0.394
Total net equity		0.386	0.324	0.425
Total liabilities and net equity		€183.774	€184.314	€143.859

The accompanying notes are an integral part of these financial statements.

BSN FINANCING CO. S.A.

STATEMENTS OF OPERATIONS

	Note	For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003
		(In millions)

Revenues:
Interest and similar income		€20.629	€19.045	€18.485
Total revenues		20.629	19.045	18.485
Cost of revenues:
Interest expense and similar charges		(20.128)	(18.916)	(18.282)
Total cost of revenues		(20.128)	(18.916)	(18.282)
Gross profit		0.501	0.129	0.203
Operating expenses:
General and administrative expenses		(0.121)	(0.047)	(0.060)
Operating income		0.380	0.082	0.143
Income taxes	11	(0.042)	(0.144)	(0.042)
Net income/(loss)		€0.338	€(0.062)	€0.101

The accompanying notes are an integral part of these financial statements.

BSN FINANCING CO. S.A.

STATEMENTS OF CASH FLOWS

(In millions)	For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003

Cash Flows from Operating Activities:
Net income/(loss)	€0.338	€(0.062)	€0.101
Changes in operating assets and liabilities:
(Increase)/Decrease in interest receivable	(0.048)	(0.025)	2.068
(Increase)/Decrease in other receivables	0.010	0.052	(0.366)
Increase/(Decrease) in other payables	0.005	0.003	(0.001)
Increase/(Decrease) in interest payable	(0.347)	(0.112)	(1.611)
Increase/(Decrease) in taxes payable	0.042	0.144	(0.222)
Cash flows used in operating activities (a)	—	—	(0.031)

Cash Flows from Investing Activities:
(Increase)/Decrease in long-term receivables	—	—	40.000
Cash flows provided by investing activities	—	—	40.000
Cash Flows from Financing Activities:
Repayment of long-term debt	—	—	(40.000)
Cash flows used in financing activities	—	—	(40.000)
Increase/(Decrease) in cash and cash equivalents	—	—	(0.031)
Cash and cash equivalents at beginning of period	0.032	0.032	0.032
Cash and cash equivalents at end of period	€0.032	€0.032	€0.001

(a) Cash flows provided by operating activities include:
Income tax paid	€—	€—	€0.252
Interest paid	€20.075	€18.450	€18.616
Interest received	€20.342	€18.452	€19.276

The accompanying notes are an integral part of these financial statements

BSN FINANCING CO. S.A.

STATEMENTS OF NET EQUITY

	Common Stock
	Shares	Par Value	Amount	Retained Earnings	Total Net Equity
	(In millions, except for share information)

Net equity as of December 31, 2000	3,100	€10	€0.031	€0.017	€0.048
Net income	—	—	—	0.338	0.338
Net equity as of December 31, 2001	3,100	€10	€0.031	€0.355	€0.386
Net income	—	—	—	(0.062)	(0.062)
Net equity as of December 31, 2002	3,100	€10	€0.031	€0.293	€0.324
Net income	—	—	—	0.101	0.101
Net equity as of December 31, 2003	3,100	€10	€0.031	€0.394	€0.425

The company did not declared any dividends.

The accompanying notes are an integral part of these financial statements.

BSN FINANCING CO. S.A.

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions of euros (€), except share information and as otherwise stated)

The financial statements have been authorized for issuance by the Board members on February 27, 2004.

NOTE 1 - ORGANIZATION

BSN Financing Co. S.A. (the “Company” or “BSN Financing”) was incorporated on July 20, 1999 (date of inception) as a “société anonyme”, a form of limited liability company under the laws of the Luxembourg and is an indirect wholly owned subsidiary of BSN Glasspack S.A.. The Company’s legal address is 41, Avenue de la gare - 1611 Luxembourg. As of December 31, 2003, the Company does not have any employees.

The Company’s activity is group financing, and in connection therewith, the Company may provide any financial assistance to companies forming part of the BSN Glasspack SA and subsidiaries (“BSN Glasspack Group”). In general, the Company may carry out any transaction which it considers necessary or useful to fulfill or develop its business purpose, including, without limitation, the carrying out of any commercial transactions permitted to Luxembourg companies under the law of August 10, 1915, as amended.

Since October 2000, after a legal reorganization within the BSN Glasspack Group, the financing has been provided to a single BSN Glasspack group entity, BSN Glasspack Treasury.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

(a)        Basis of presentation and principles

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board (IASB) and include the accounts of the Company. The Company maintains its books and records in Euro (€).

(b)        Cash and cash equivalents

All highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less are considered as cash equivalents.

Cash equivalents, all classified as trading, include marketable securities, which are principally short-term monetary instruments.

(c)         Originated loan, interest bearing liabilities, interest income and expense

Originated loans and interest bearing liabilities are initially at cost, which is the fair value of the consideration given or received for them. Transactions costs are included in the initial measurement of financial assets and liabilities. Interest income and expenses are recognized using the effective interest rate method as set out in IAS 39, financial instruments: recognition and measurement.

Because the principal operations of the company are of  a financial nature, interest income and expense are included in operating income for the presentation of the statement of income and in operating cash flows for the presentation of the cash flow statement.

(d)        Income taxes

Under a Luxembourg tax ruling, income tax is not directly based on the net income before tax. In such situation, deferred taxation does not occur and therefore no deferred tax has to be computed nor recorded in the financial statements.

(e)         Accounting standard issued but not yet effective

Management has determined that none of the new standards or revisions to existing standards issued but not yet effective will have an impact on the company’s financial statements.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents only corresponds to cash deposited on current bank accounts at banks all determined in Euros .

	December 31,
	2001	2002	2003

Cash accounts	€0.032	€0.032	€0.001
Total	€0.032	€0.032	€0.001

There were no unrealized gains or losses as of December 31, 2001, or December 31, 2002, or December 31, 2003.

NOTE 4 - OTHER RECEIVABLES

Other receivables primarily consist of accrued interest income on the long-term receivables and are as follows:

	December 31,
	2001	2002	2003

Accrued interest receivables / BSN Glasspack Treasury	€7.626	€7.651	€5.583
BSN Glasspack Finance	0.068	0.023	0.386
Other	0.020	0.013	0.016
Total	€7.714	€7.687	€5.985

NOTE 5 – NON-CURRENT ORIGINATED LOAN

As of December 31, 2003 the non-current originated loans are summarized as follows:

Company	Amount in original currency	Interest rate	Repayment schedule
	(In millions)	(At year end)

BSN Glasspack Treasury	137.873	10.375%	At maturity date in August 1, 2009

Total	137.873

As of August 8, 2003, € 40 million have been paid back to some bonds holders under the 10.25% senior subordinated notes  following the 9.25% new Senior Subordinated notes issued by BSN Obligation. The senior subordinated notes 10.25% will mature (€ 140.0 million) on August 1,2009. On the same time, BSN Glasspack Treasury  paid back €40 million to BSN Financing Co. S.A.

As of December 31, 2002 the non-current originated loans are summarized as follows:

Company	Amount in original currency	Interest rate	Repayment schedule
	(In millions)	(At year end)

BSN Glasspack Treasury	176.595	10.375%	At maturity date in August 1, 2009

Total	176.595

The interest rate charged by the Company to BSN Glasspack Treasury corresponds to the actual interest of the senior subordinated notes plus 0.125 points. Interest payments are required every six months as of January 31 and July 31. Since the Company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the bond’s interest rate was increased by stages (0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate has been 10.25%.

As of December 31, 2001 the non-current originated loans are summarized as follows:

Company	Amount in original currency	Interest rate	Repayment schedule
	(In millions)	(At year end)

BSN Glasspack Treasury	176.028	10.375%	At maturity date in August 1, 2009

Total	176.028

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED INTEREST

Accounts payable and accrued interest consist of the following:

	December 31,
	2001	2002	2003

Other payables (fees)	€0.010	€0.013	€0.012
Accrued interest on the senior subordinated debt (Note 7)	7.231	7.119	5.508
Total	€7.241	€7.132	€5.520

Liquidity risk management:

Accounts payable consist mainly of the accrued interest due on the senior subordinated debt. The accrued interest payments are funded simultaneously from the receipt of the interest earned on the BSN Treasury Loan.

NOTE 7 - LONG-TERM DEBT

The long-term debt corresponds to the senior subordinated note issued by the Company. As of December 31, 2003, the nominal rate is 10.25% and interest is payable every 6 months  January 31 and on July 31. The loan term has a  ten year term with no principal repayments until maturity date on August 1, 2009.

In  2001, the interest rate was increased during certain periods because of the delay in the bonds filing with the SEC. See Note 5.

As of August 8, 2003, € 40 million was paid back to some bonds holders under the 10.25% senior subordinated notes following the 9.25% new Senior Subordinated notes  issuance by BSN Obligation. The senior subordinated notes 10.25% will mature (€ 140.0 million) on August 1,2009.

Long-term debt is as follows:

	December 31,
	2001	2002	2003

Initial amount	€180.000	€180.000	€140.000
Long term portion	176.028	176.595	137.873

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The company does not hold any derivative instruments.

The carrying values of cash and cash equivalents, other receivables and accounts payable and provision for income tax approximate their fair values due to the relatively short periods to maturity of the instruments.

The fair market value of long-term debt and non-current originated loan (including short-term portion and accrued interests) are as follows:

	December 31,
	2001	2002	2003

Non-current originated loan (a)
Book Value	€183.654	€184.246	€143.456
Fair Market Value	160.200	153.000	150.200

Long-term Debt (b)
Book Value	€183.259	€183.714	€143.381
Fair Market Value	160.200	153.000	150.200

(a)                                  the fair market value was determined by using the fair market value of the long-term debt (same characteristics).

(b)                                 the fair market value was determined by the market value of the subordinated notes listed on the Luxembourg  Stock exchange. The evaluation of the fair market value of the Senior Subordinated Notes was made on the “over the counter” market, contributed by the market makers, the official market being not liquid.

NOTE 9 - NET EQUITY

On July 20, 1999, the Company issued capital of 3,100 shares with a par value of €10 each for cash of € 0.031 million.

NOTE 10 - SIGNIFICANT CONCENTRATION OF CREDIT RISK

The following related party companies have accounted individually for 10% or more of the total revenue:

	For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003

BSN Glasspack Treasury	100%	100%	100%

The Company also had significant receivables, which accounted for the following percentages of other receivables:

	As of December 31,
	2001	2002	2003

BSN Glasspack Treasury	99%	100%	93%
BSN Glasspack Finance	1%	—	7%

NOTE 11 - INCOME TAX

The Company is subject to all corporate taxes applicable to commercial companies incorporated in Luxembourg.

Under a Luxembourg tax ruling, income tax is not directly based on the net income before tax. In such situation, deferred taxation does not occur and therefore no deferred tax has to be computed nor recorded in the financial statements.

NOTE 12 - SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

There are no differences for the Company between IFRS and U.S. GAAP that impact   net income for the year ended December 31, 2001, for year ended December 31, 2002 and for year ended December 31, 2003 or that impact net equity as of December 31, 2001, 2002 or 2003.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of BSN Glasspack S.A.:

At your request, and in our capacity of statutory auditor, we have audited the accompanying consolidated balance sheets as of December 31, 2001, 2002 and 2003 of BSN Glasspack SA and its subsidiaries (the “Company”) and the related consolidated statements of operations, cash flows and net equity for each of the three years in the period ended December 31, 2003, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financing Reporting Standards  (“IFRS”) formulated by the International Accounting Standards Board.

The accounting principles used in the preparation of the consolidated financial statements, IFRS, vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 32 to the financial statements.

Neuilly-sur-Seine, France

February 27, 2004,

Except for Note 32, as to which the date is March 26, 2004

Barbier Frinault et Autres

Ernst & Young

Thierry Aymonier

BSN GLASSPACK, SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Year Ended December 31,
		2001	2002	2003
		(In millions, except for share information)

Net sales		€1,299.0	€1,309.2	€1,275.4
Raw materials and packaging		(246.0)	(243.0)	(234.9)
Energy		(142.8)	(136.1)	(131.6)
Personnel costs		(311.5)	(310.3)	(279.4)
Other cost of goods sold (a)		(375.0)	(395.4)	(403.6)
Gross profit		223.7	224.4	225.9

Selling, general and administrative expenses	24	(111.4)	(98.3)	(100.2)
Research and development expenses		(8.1)	(9.1)	(8.9)
Restructuring expenses	25	(71.8)	(20.6)	(20.8)
Other income and expense	26	(27.0)	(46.9)	48.6
Operating income		5.4	49.5	144.6

Financial expenses - net	27	(75.7)	(67.6)	(69.8)
(Loss) / Income before income taxes		(70.3)	(18.1)	74.8
Income tax (expense)/benefit	28	2.5	(16.0)	(11.4)
(Loss) / Income before minority interest		(67.8)	(34.1)	63.4
Minority interest		(0.1)	(0.2)	(0.2)
Net (loss) / income		€(67.9)	€(34.3)	€63.2

Weighted average number of ordinary shares		4,728,750	4,728,750	4,728,750

Basic/diluted income (loss) per share		€(14.36)	€(7.25)	€13.37

(a) For the year ending December 31, 2003, other cost of goods sold includes compensation from insurance for an amount of € 13.0 million. This compensation partially offset the damages (also recorded as other cost of goods sold), which occurred in Düsseldorf on April 30, 2003. Other costs of goods sold in 2003 also include the effect of litigation settlement for a total amount of € 4.8 million (See Note 5.3).

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2001	2002	2003
		(In millions)

ASSETS
Cash and cash equivalents		€16.5	€25.5	€52.8
Short-term loans		1.0	0.3	0.2
Trade accounts and notes receivable, net	7	275.9	224.0	223.9
Inventories, net	8	307.2	303.0	289.2
Other current assets	9	56.3	49.0	45.9
Total current assets		656.9	601.8	612.0
Property, plant and equipment, net	10	552.6	523.1	517.0
Intangible assets, net	11	59.0	23.7	20.9
Long-term receivables		0.4	0.5	0.5
Available for sale non current investments	12	5.5	3.2	3.2
Other assets	13	3.4	2.5	2.6
Total assets		€1,277.8	€1,154.8	€1,156.2

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	14	€213.9	€218.6	€201.1
Other payables and accrued liabilities	15	191.6	178.8	164.0
Short-term debt	18	70.2	72.7	26.0
Total current liabilities		475.7	470.1	391.1
Provisions for retirement indemnities and pension obligations	16	115.1	113.8	112.5
Provisions for risks and charges	17	5.0	2.6	1.6
Deferred tax liabilities	28	16.4	25.6	33.0
Long-term debt	19	774.5	682.5	691.2
Other long-term liabilities		5.1	5.0	6.4
Total liabilities		1,391.8	1,299.6	1,235.8
Minority interest		0.3	0.2	0.2
Share capital	20	75.7	75.7	75.7
Additional paid-in capital	20	69.0	69.0	69.0
Retained earnings		(258.1)	(288.8)	(223.6)
Cumulative translation adjustment		(0.9)	(0.9)	(0.9)
Net equity	20	(114.3)	(145.0)	(79.8)
Total liabilities and net equity		€1,277.8	€1,154.8	€1,156.2

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2001	2002	2003

Net income (loss)	€(67.9)	€(34.3)	€63.2
Minority interest	0.1	0.2	0.2
Depreciation and amortization	94.1	122.4	84.0
Deferred income taxes	(10.9)	8.3	6.3
(Gain)/loss on sale of assets	2.0	(3.1)	0.9
(Gain) on Royal Leerdam disposal	—	(7.7)	—
(Gain) on MSC disposal	—	—	(49.0)
Other (e)	66.4	(7.6)	(9.1)
Net change in current working capital	(19.8)	61.0	6.9
Cash flows provided by operating activities (a)	64.0	139.2	103.4

Acquisition of fixed assets (c)	(91.7)	(86.0)	(88.2)
Proceeds from sale of investments	1.8	—	—
Proceeds from sale of fixed assets	2.5	4.8	2.0
Proceeds from sale of Royal Leerdam	—	42.3	—
Proceeds from sale of MSC	—	—	52.0
Other investing activities (b)	(0.6)	4.0	1.3
Cash flows used in investing activities	(88.0)	(34.9)	(32.9)

Issuance of debt (c)(d)	79.1	54.4	228.3
Repayment on debt (d)	(63.7)	(149.5)	(271.2)
Dividends paid	(0.4)	(0.2)	(0.3)
Cash flows provided by/(used in) financing activities	15.0	(95.3)	(43.2)

Increase/(decrease) in cash and cash equivalents	(9.0)	9.0	27.3

Cash and cash equivalents at beginning of period	25.5	16.5	25.5

Cash and cash equivalents at end of period	€16.5	€25.5	€52.8

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Details

		For the Year Ended December 31,
		(In millions)
		2001	2002	2003

(a)	Cash flows provided by operating activities include:
	Income tax (paid)/received	€(5.7)	€(5.5)	€1.4
	Interest paid	€(64.9)	€(56.7)	€(46.9)
	Interest received	€3.1	€0.1	€0.1
(b)	Other investing activities include:
	Dividends received	€0.1	€0.4	€0.5

(c)

The construction of the Béziers plant has been financed by a finance lease and therefore not reflected in acquisition of fixed assets or issuance of debt, as this was a non-cash transaction. The amount related to construction of Béziers plant was € 4.5 million in 2001 and € 47.5 million in 2000. In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility.

The proceeds received € 10.0 million from the insurance company to finance the fixed assets damaged in the explosion of Düsseldorf on April 30, 2003. These € 10 million have been recorded in reduction of acquisition of fixed assets.

(d)

The change in short-term debt includes changes in financial creditors current accounts recorded as short-term debt, and change in financial debtors current accounts recorded as “other current assets” in the consolidated balance sheet. The change in current financial account is taken into account as a change in net debt.

(e)	Other cash flows provided by operating activities

	For the Year Ended December 31,
	(In millions)
	2001	2002	2003

Debt issuance costs amortization	€7.3	€6.6	€1.3
Change in restructuring reserve (see Note 25)	€28.0	€(15.2)	€(12.9)
Write-off of tangibles assets in Germany and France	€29.1	€—	€—
Other	€2.0	€1.0	€2.5
Total	€66.4	€(7.6)	€(9.1)

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET EQUITY

			Additional		Cumulative
	Common Stock		Paid-in	Retained	Translation	Net
	Shares	Amount	Capital	Earnings	Adjustment	Equity
	(In millions except for share information)

Net equity as of December 31, 2000	4,728,750	€72.1	€72.6	€(181.3)	€(0.9)	€(37.5)

Euro conversion of ordinary shares		3.6	(3.6)			—
Effect of adoption of IAS 39 as of January 1, 2001				1.0		1.0
Net loss				(67.9)		(67.9)
Cash flow hedges (effect of the application of IAS 39)				(9.9)		(9.9)

Net equity as of December 31, 2001	4,728,750	€75.7	€69.0	€(258.1)	€(0.9)	€(114.3)

Net loss				(34.3)		(34.3)
Cash flow hedges (effect of the application of IAS 39)				3.6		3.6

Net equity as of December 31, 2002	4,728,750	€75.7	€69.0	€(288.8)	€(0.9)	€(145.0)

Net income				63.2		63.2
Cash flow hedges (effect of the application of IAS 39)				2.0		2.0

Net equity as of December 31, 2003	4,728,750	€75.7	€69.0	€(223.6)	€(0.9)	€(79.8)

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of euros (€) unless otherwise specified)

The financial statements have been authorized for issuance by the Company CEO and CFO on February 27, 2004.

NOTE 1 - GENERAL NOTE AND DESCRIPTION OF BUSINESS

BSN Glasspack SA and subsidiaries (“BSN Glasspack”, the “Company”, “BSN Glasspack Group”, “the Group”) is a producer of glass containers for the beverage and food industries and operates 40 glass furnaces (40 in 2002 and 42 in 2001) in 19 (20 in 2002 and 21 in 2001) manufacturing facilities in France, Germany, The Netherlands and Spain. The Company employs approximately 6,400 people (7,400 in 2002 and 8,000 in 2001). The parent company, BSN Glasspack, a French “société anonyme” (SA), employs approximately 2,500 people (2,700 in 2002 and 2,900 in 2001). The address of the registered office is: 64 Boulevard du 11 Novembre 1918, 69100 Villeurbanne, France.

Since August 5, 1999, the ultimate parent company of the group is Glasspack Investors S.A., located in Luxembourg.

NOTE 2 - LIST OF CONSOLIDATED COMPANIES

The consolidated companies are as follows:

Company	Country	% of interest	Activity
Ex Groupe Danone subsidiaries
BSN Glasspack SA (a)	France	100.00	Glass container
VMC	France	99.76	Glass container
MSC (b)	France	100.00	Control equipment
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
Séfipal	France	100.00	Holding
Renfort	France	99.80	Distribution & other services
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution

Subsidiaries acquired in 1999 from Gerresheimer
BSN Glasspack GmbH und Co. KG	Germany	100.00	Glass container

Companies set up in 1999
BSN Financing, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding

Companies set up in 2000 (c)
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing

Companies set up in 2001 (d)
BSN Glasspack RE S.A	Luxembourg	100.00	Reinsurance

Companies set up in 2003 (e)
BSN Glasspack Obligation	France	100.00	Financing

The consolidated financial statements are derived from the stand-alone financial statements of the above entities, which are each separate legal entities.

(a)                                  In 2001, Verdôme S.A. merged with BSN Glasspack SAS.

(b)                                 As of December 29, 2003, MSC was sold to its management and to 3I for € 52 million paid cash. (See Note 5.7).

(c)                                  The Company restructured its financial debt to minimize the debt cost through the creation of cash pooling entities. The companies set up in 2000 are:

BSN Glasspack Treasury—Luxembourg, providing long-term financing for the group subsidiaries.

BSN Glasspack Finance—France, pooling group cash for the daily cash management of the group.

BSN Glasspack Services—France, centralizes the invoicing and the cash recovery for the group and realized a securitization of receivables through a “Fonds commun de créances” (see Note 19).

(d)                                 In 2001, the Company created a captive entity for reinsurance activity.

(e)                                  On July 1st, 2003, the Company created a new entity: BSN Glasspack Obligation. This entity was formed at the time of issuing the new senior subordinated notes. All the transactions are in connection with the issuance of these notes. (See Note 5.6)

(f)                                    As of December 31, 2002, B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam) was sold to Libbey Inc. (See NOTE 5.2)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (“IASB”).

Financial Instruments: recognition and measurement.

Following the introduction of IAS 39, Financial Instruments: Recognition and Measurement, available for sale investments are carried at their fair values and all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity (retained earnings and hedging reserve) as of January 1, 2001 has been adjusted by € 1.0 million. Changes in fair values in 2003, 2002 and 2001 have resulted, respectively, in a net profit of € 2.0, a net profit of € 3.6 million and in a net loss of € 9.9 million, recorded as a change in a separate component of equity (see consolidated statement of net equity).

Use of estimates

The preparation of financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and presentation of accounts in euros

a. Transactions denominated in foreign currencies

Accounts receivable and payable denominated in foreign currencies are recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and payable stated in foreign currencies and from the settlement of such balances during the year are recognized in the statement of operations.

b. Translation of financial accounts expressed in foreign currencies and presentation of accounts in euros

All the group entities are located in the euro area.

Fiscal year

The fiscal year end is December 31.

Principles of consolidation

Subsidiaries in which BSN Glasspack has, directly or indirectly, an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations have been consolidated. BSN Glasspack’s investments in less than 20% owned companies, and for which the Company does not exercise significant influence, are accounted for as available for sale investments (at their fair market values). BSN Glasspack has no investment in entities in which it exercises a significant influence.

The subsidiaries Champagne Emballage and BSN Distribution Sud Ouest, in which BSN Glasspack has a 50% interest, have been fully consolidated, as they are distribution entities over which BSN Glasspack has power to exercise full control.

All significant year-end balances and transactions between consolidated companies have been eliminated.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with maturity of three months or less at issuance date. Cash equivalents are carried at cost, which approximates fair value.

Trade accounts and notes receivables, net

Receivables are stated at the fair value of the consideration to be received and are carried at amortized cost, after provision for impairment. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Raw materials and packaging are valued using the weighted average cost method. Work in progress and finished goods are stated at their manufacturing costs, which include the direct costs of manufacturing products as well as certain depreciation and overhead costs related to manufacturing.  The cost of moulds purchased is accounted for in inventory and expensed over the period of mould consumption.

Appropriate provisions are recorded when inventory cost exceeds its net realizable value.

Spare Parts

Spare parts and servicing equipment are carried in inventory and recognized as an expense as consumed.  However, spare parts and servicing equipment are included in property plant and equipment when they can only be used in connection with an item of property, plant and equipment or their use is in more than one period. These spare parts are depreciated over a time period not exceeding the useful life of the related asset.

Moulds

In 2001, the Company implemented a new IT system enabling the Company to track specific mould utilization thereby improving the accuracy of the estimated remaining useful life of individual moulds. In prior periods, the cost of moulds was expensed over an average estimate useful life (and not on a mould per mould basis).

Beginning in 2001, the valuation of moulds is now able to be determined based on specific mould statistics using past consumption and future potential utilization of each mould. As a consequence, the cost of goods sold for the year ended December 31, 2001 has decreased by € 12.4 million, and moulds inventory as of December 31, 2001 has been increased by € 12.4 million.

Property, plant and equipment, net

Property, plant and equipment are stated at their historical costs of purchase or construction, and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Description	Useful life (years)

Land improvements	10
Buildings	20–33
Machinery and equipment	3–15
Other fixed assets	3–10

Certain furnaces need to be partially or completely overhauled approximately every 6 to 14 years. Accordingly, the Company has identified separate components of the furnaces, which are depreciated to reflect the different corresponding useful lives, and capitalizes the costs of overhaul when incurred. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized on significant projects, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset (see below borrowing costs).

Start-up costs

Any start-up and similar pre-production costs are expensed as incurred unless they are included in the cost of an item of property plant and equipment under IAS 16.

Accounting for leases

Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, which equals the fair value of assets. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial debts. The interest element of the finance charge is charged to the statement of operations over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the period of the lease.

Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. Available-for-sale instruments are classified as long-term investments if management intends to realize them within more than 12 months. Investments are initially measured at cost. Available-for-sale and trading investments are subsequently carried at fair value.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders’ equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Intangible assets, net

Goodwill related to the acquisition of companies that occurred prior to January 1, 1995, totaling € 104.4 million, was charged in full to net equity.

Goodwill on acquisitions occurring on or after January 1, 1995 is reported in the balance sheet as an intangible asset and is amortized over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment when necessary. (See note 11).

Other intangible assets, consisting primarily of purchased computer software, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of typically 3 to 4 years, except for SAP capitalized costs which are being amortized over 7 years.

Impairment of long-lived assets

The Company periodically assesses whether there is any indication that an asset may be impaired. When an asset’s recoverable amount (i.e. the higher of the assets’ net selling price and value in use) is lower than its carrying amount, the asset is impaired, and therefore, written down to its net recoverable amount.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be measured reliably. Sales are recognized net of VAT and discounts. Revenue from sales of goods is recognized upon shipment of products to customers and transfer of title of ownership under standard commercial terms (FOB shipping is used). The Group offers rebates, calculated as a percentage of sales, to some of its customers when the customer reaches its specified sales and volume objective.  At each closing period, the Group estimates accruals for rebates based on actual sales and estimated yearly sales.

Government grants

Grants related to depreciable assets are initially recorded as deferred income, which is recognized as income over the periods and in the proportions in which depreciation on those assets is charged.

Research and development

Expenditure for research is recognized as an expense when incurred. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other  resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

The Company currently has no such capitalized development costs.

Restructuring

A provision is recognized when, and only when, the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As far as restructuring is concerned, a constructive obligation to restructure arises when the Company has a detailed formal plan for the restructuring identifying the business or part of a business concerned; the principal locations affected; the location, function, and approximate number of employees who will be compensated for terminating their services; the expenditures that will be undertaken; and when the plan will be implemented; and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. A restructuring provision includes only the direct expenditure arising from the restructuring that is both necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.

Segment information

The group is managed on a geographical basis and operates in different European countries: France, the Netherlands, Germany and Spain.

Retirement indemnities and pension obligations

The Company operates a number of defined benefit and defined contribution plans throughout its legal European entities, the assets of which are, in The Netherlands, held in separate trustee-managed funds.

The Company’s projected benefit obligations relating to defined benefit pension schemes and to retirement indemnity, other post-retirement and medical schemes are calculated using actuarial assumptions that reflect the legal, economic and monetary circumstances in each related country. For these plans, pension or other scheme costs are assessed using the projected unit credit method. Under this method, pension cost, which was determined with the advice of qualified actuaries who performed a full valuation as of December 31, 2001, December 31, 2002 and December 31, 2003, is charged to income over the service lives of employees. For each individual plan, actuarial gains and losses are deferred and recognized over the average remaining service lives of employees participating in that plan for the part exceeding 10% of the higher of the present value of the Defined Benefit Obligation (PBO) and the fair value of plan assets.

The Company’s contributions to the defined contribution pension plans are charged to the statement of operations in the year to which they relate.

The Company adopted IAS 19 (revised 1998) effective January 1, 1999. The effect of the change, called transitional obligation, and which represents unrecognized amounts at January 1, 1999 under IAS 19 (revised 1993), has been amortized to 1999 income for Ex Groupe Danone subsidiaries. For Gerresheimer subsidiaries, acquired as of August 5, 1999, the adoption of IAS 19 (revised 1998) was effective January 1, 1998.

Financial instruments

With respect to foreign exchange exposure relating to forecasted sales, interest rate exposure relating to financing activities, and energy cost exposure arising from forecasted purchases, the Company may enter into the following derivative contracts:

• Foreign currency forward contracts and foreign exchange options

• Interest rate swaps, caps and collars

• Energy forward contracts

All the derivative instruments used by the Company qualify as cash flow hedges under IAS 39 criteria. As a result, such derivatives are accounted for as follows:

• The effective portion of the variation in fair value is recorded directly to equity

• The ineffective portion is recognized immediately in the statement of operations

• The deferred portion of the variation in fair value is released to income when the hedged cash flows arise (unless the hedged cash flows give rise to a recognized asset or liability, in which case the deferred gain or loss is used to adjust the initial carrying value of the asset or liability)

Third party banks have assessed the fair value of derivatives at the respective balance sheet date. Such values correspond to the amount of cash the Company would receive or pay to settle the contracts.

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

Deferred tax assets for companies which have carry forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Borrowing costs

Borrowing costs generally are expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred.  Borrowing costs are capitalized until the assets are substantially ready for their intended use.  If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Short-term and long-term debt

Short and long-term debts are carried on the balance sheet at their outstanding capital amount. The outstanding capital is computed taking into account financing fees related to obtaining the long-term borrowings using the effective interest method.

Accounting standards issued but not yet effective

On December 17, 2003, IASB issued revised standard on financial instruments:

IAS 32 Financial instruments, presentation and disclosure

IAS 39 Financial instruments, recognition and measurement

On December 18, 2003, IASB published improvements to the following standards :

IAS 1 Presentation of financial statements

IAS 2 Inventories

IAS 8 Accounting policies, changes in accounting estimates and errors

IAS 10 Events after the balance sheet date

IAS 16 Property, plant and equipment

IAS 17 Leases

IAS 21 The effects of changes in foreign exchange rates

IAS 24 Related party disclosures

IAS 27 Consolidated and separate financial statements

IAS 28 Investments in associates

IAS 31 Interests in joint ventures

IAS 33 Earnings per share

IAS 40 Investment property

These news standards become effective for annual periods beginning on or after January 1, 2005. Early application is allowed. The Company has not yet assessed the impact of the revisions made on its net profit or loss and financial position due to late publication of these revised standards.

NOTE 4 - FORMATION OF BSN GLASSPACK GROUP

On July 29, 1999, Groupe Danone transferred to BSN S.A. those portions of the beverages and food glass container operations of Groupe Danone not already owned by BSN S.A. with a net book value totaling € 244.6 million. The investment in BSN Vidrio España and N.V. Vereenigde Glasfabrieken was paid in cash for an amount of € 49.8 million and € 122.0 million, respectively. The acquisition of VMC was paid by a capital contribution for an amount of € 73.2 million.

As these transfers represent reorganizations of entities under common control, the transactions have been accounted for at their historical basis.

On August 5, 1999, BSN S.A. acquired the Gerresheimer-Standard-Container — Glass-Group for a purchase price amount of € 94.6 million allocated to the fair value of net assets acquired of € 49.9 million and the remaining portion to goodwill of € 44.7 million, which is being amortized over a period of 20 years. (See Note 5)

Groupe Danone sold their majority interest of 56% in BSN S.A. to Glasspack Participations, S.A. BSN S.A. was transformed from a French “société anonyme” to a French “société par actions simplifiée”, and was later renamed BSN Glasspack SAS.

On June 4, 2003, Danone sold its 44% remaining interest ownership in BSN Glasspack. As a consequence, since that date, Glasspack Participations S.A. owns directly 96.5% of BSN Glasspack.

On July 24, 2003, BSN S.A.S was transformed from a French “société par actions simplifiée” to a “société anonyme”, and was renamed BSN Glasspack SA.

NOTE 5 – SIGNIFICANT EVENTS

NOTE 5.1–IMPAIRMENT OF THE GOODWILL RELATED TO THE GERRESHEIMER ACQUISITION.

Effective August 5, 1999, BSN Glasspack completed the acquisition of the Gerresheimer-Standard-Container-Glass-Group (“the Gerresheimer Acquisition”), a group of companies wholly-owned by Gerresheimer (except Glashüttewerke Holzminden GmbH & Co. KG ownership of 90%) which are primarily involved in the production and sale of glass containers for the beverage and food industries.

The Gerresheimer Acquisition was accounted for as a purchase, and accordingly, the purchase price of € 94.6 million was allocated to the assets acquired (primarily inventories and fixed assets) and the liabilities assumed (primarily pension obligations) based on their fair market values at the date of the acquisition. The estimated fair values are based on independent appraisals and management estimates.

As the purchase price exceeded the fair market value of the net assets acquired, the residual, aggregating € 44.7 million, was recorded as goodwill. This goodwill was amortized on a straight-line basis over a period of 20 years.  During the second semester of year 2002, management determined that the operations of the German entity, which represents a cash-generating unit under IAS 36, were below budget and decreasing from prior year. This decline indicated that a potential impairment had occurred. Recoverable amounts of the German assets (including goodwill) have been estimated by management based on discounted expected future cash flows of the German operations.

Because recoverable amounts of the German assets were below book values, an impairment loss of € 36.1 million was recognized in 2002. Prior to the impairment, amortization amounting to € 1.6 million was recognized in 2002. These amounts have been recorded as goodwill amortization in the year ended December 31, 2002. No additional impairment has been recorded during year 2003.

NOTE 5.2–DISPOSAL OF ROYAL LEERDAM

As of December 31, 2002, B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam) was sold to Libbey Inc. for € 42.3 million in cash (€18.5 million for the purchase of the shares and € 23.8 million for the reimbursement of the current account between Royal Leerdam and the Group).  Cash flow and results of operations of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam are consolidated for the twelve months ended December 31, 2002.

Financial statements of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam, as of December 31, 2002 are as follows:

	As of December 31, 2001	As of December 31, 2002
	(In millions)
ASSETS
Cash and cash equivalents	€0.4	—
Trade accounts and notes receivable, net	7.6	€5.8
Inventories, net	10.5	12.0
Other current assets	1.8	1.2
Total current assets	20.3	19.0
Property, plant and equipment, net	26.1	26.7
Deferred tax assets	1.3	—

Total assets	€47.7	€45.7

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	€6.1	€3.8
Other payables and accrued liabilities	2.6	3.3
Total current liabilities	8.7	7.1
Provisions for retirement indemnities and pension obligations	10.0	2.5
Deferred tax liabilities	—	1.3
Current account	22.7	23.8
Long-term debt	—	0.2
Total liabilities	41.4	34.9
Net equity	6.3	10.8
Total liabilities and net equity	€47.7	€45.7

	Year ended December 31, 2001	Year ended December 31, 2002
	(In millions)
Net sales	€51.9	€50.5
Cost of goods sold	(41.9)	(43.9)
Gross profit	10.0	6.6
Selling, general and administrative expenses	(3.9)	(3.9)
Restructuring expenses	(0.2)	(0.1)
Other income and expense	(0.1)	(0.2)
Operating income	5.8	2.4
Financial expense, net	(1.7)	(1.5)
Income before income taxes	4.1	0.9
Income tax (expense)/benefit	(1.4)	(0.4)
Net income	€2.7	€0.5

The net gain on Royal Leerdam disposal amounts to:

(In Millions)

Share purchase	€18.5
Reimbursement of current account	€23.8
Cash received	€42.3

Selling Price	€18.5
Carrying amount of assets less liabilities of Royal Leerdam	€10.8
Net Gain on disposal	€7.7

NOTE 5.3–DAMAGE IN DÜSSELDORF

On April 30, 2003, an explosion of a compressor damaged one of the three furnaces in the Düsseldorf facility. As a consequence, production capacity in Düsseldorf was disrupted until the completion of the main reparations (in June 2003). Management has estimated that additional direct and indirect costs related to the explosion (lost margin, reparations, additional outside services, ...) amount to M€ 25 (of which M€ 2.7 will be incurred in 2004). Capital expenditures in 2003 to replace plant and equipment that were impaired (€1.0 million) amounted to M€ 10. These amounts were partially covered by a compensation received in 2003 from the insurance company in an amount of M€ 26.

NOTE 5.4–COVENANTS RENEGOTIATION

On March 6, 2002, covenants ratios have been renegotiated for the two quarters ending September 30, 2002 and December 31,2002. As a consequence, the interest rate increased by 0.25% from March 2002, on the Senior Debt outstanding amount.

On March 18, 2003, the covenant ratios for the senior bank borrowings have been renegotiated for each quarter ending during years 2003 and 2004. This renegotiation had no impact on interest rates.

In July 2003, the financial covenants for the senior bank borrowings have been renegotiated for each quarter ending during the second semester 2003 and during year 2004. This renegotiation had no impact on interest rate margins applicable to the senior bank borrowings.

Senior bank borrowing covenants for the benefit of senior bank syndicate led by Salomon Brothers International Limited are as follows:

		Sep - 03	Dec - 03	Mar - 04	Jun - 04	Sep - 04	Dec - 04

EBITDA to Total Debt Costs	MIN	2,75	3,0	2,75	2,75	2,95	2,95

Senior Debt to EBITDA	MAX	2,85	2,35	2,9	3,1	2,5	2,15

Total Debt to EBITDA	MAX	4,8	4,1	4,75	4,95	4,3	3,9

Cash Flow to Total Funding Costs	MIN	0,50	0,80	1,0	1,0	1,0	1,0

NOTE 5.5- SHARES OWNERSHIP

On June 4, 2003, Danone sold its 44% remaining interest ownership in BSN Glasspack. As a consequence, since that date, Glasspack Participations S.A. owns directly 96.5% of BSN Glasspack.

NOTE 5.6- ISSUANCE OF NEW SENIOR SUBORDINATED NOTES

In August 2003, BSN Glasspack entered into a reorganization of some of its financing. On August 5, 2003, new senior subordinated second secured notes have been issued by BSN Glasspack Obligation for € 160 Million. The bonds will mature on August 1, 2009. The Bonds bear a 9,25% interest.

As of August 8, 2003, € 145 million have been paid back to the Bank under the Term A following the new notes issuing. After this prepayment the outstanding amount under the Senior A was € 12.1 million.

As of August 14, 2003, a new Senior C Term loan was drawn for € 30 million on August 14, 2003, to be fully repaid at maturity date, i.e. June 2008.

On the same day, a cash tender offer was settled for € 40 million on the 10.25% senior subordinated notes due 2009 issued by BSN Financing Co. The outstanding amount of these notes became € 140 million.

NOTE 5.7- DISPOSAL OF MSC

On December 29, 2003, BSN Glasspack sold MSC for a total amount of M€ 52. From a legal standpoint, the selling price has been split as follows: M€ 37,0 were allocated to shares, M€ 3,5 were allocated to industrial patents rights (“Droits de propriété industrielle”) whereas the remaining portion (M€ 11.5) was allocated to intangible assets related to the MSC business (“fonds de commerce”) directly held by BSN Glasspack. As required under French regulation for transfer of such intangible assets, BSN Glasspack put in place a guarantee in favor to its creditors for a total amount of M€ 11,5 and for the period from December 29, 2003 to March 31, 2004.

In accordance with the senior credit agreement, MSC disposal proceeds have been prepaid to the banks. The Senior A term loan was fully repaid for € 12,1million as of December 31, 2003. The Senior B term loan was partially repaid by € 37,9 million on the same date, the outstanding amount becoming € 90,65 million, to be fully repaid at maturity date, i.e. December 2007.

Cash flow and results of operations of MSC are consolidated for the year ended December 31, 2003. MSC provides control equipments for the glass packaging industry.

Financial statements of MSC as of December 31, 2003 are as follows:

	As of December 31, 2001	As of December 31, 2002	As of December 31, 2003
	(In millions)
ASSETS
Cash and cash equivalents	—	—	—
Trade accounts and notes receivable, net	€10.9	€6.3	€5.9
Inventories, net	6.1	7.0	9.1
Other current assets	2.4	4.2	2.1
Total current assets	19.4	17.5	17.1
Property, plant and equipment, net	0.7	0.7	0.7
Intangible assets, net	0.1	0.1	0.1

Total assets	€20.2	€18.3	€17.9

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	€8.9	€10.3	€7.8
Other payables and accrued liabilities	2.6	4.0	5.5
Cash overdraft	0.3	0.3	—
Total current liabilities	11.8	14.6	13.3
Provisions	0.4	0.3	1.6
Current account	5.5	—	—
Other Long term liabilities	—	0.2	—
Total liabilities	17.7	15.1	14.9
Net equity	2.5	3.2	3.0

Total liabilities and net equity	€20.2	€18.3	€17.9

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(In millions)
Net sales	€25.8	€30.4	€31.9
Cost of goods sold	(16.7)	(18.4)	(19.3)
Gross profit	9.1	12.0	12.6
Selling, general and administrative expenses	(3.5)	(4.6)	(5.4)
Research and development expenses	(1.9)	(2.4)	(2.6)
Other income and expense	0.2	0.1	—
Operating income	3.9	5.1	4.6
Financial expense, net	(0.2)	(0.2)	(0.1)
Income before income taxes	3.7	4.9	4.5
Income tax (expense)/benefit	(1.3)	(1.7)	(1.5)

Net income	€2.4	€3.2	€3.0

The net gain on MSC disposal amounts to:

(In Millions)

Selling Price	€52.0
Carrying amount of assets less liabilities of MSC	€3.0
Net Gain on MSC disposal	€49.0

NOTE 5.8- DISPOSAL OF LAND AND BUILDINGS OF THE FORMER GIVORS FACILITY

On December 11, 2003, the Company sold for €1.1 million the land and buildings of the former Givors facility that has been closed in January 2003. As of December 31, 2002, the remaining net-booked value of these assets was €0.3 million. Under the purchase agreements, the Company is exempted from its previous obligations for demolishing and cleaning up the plant. As a consequence, the €2.9 million accrual set as of December 31,2002 form demolishing and cleaning up has been reversed in year 2003.

NOTE 6 - RELATED PARTY TRANSACTIONS

BSN Glasspack sold products to Groupe Danone companies. These transactions were considered as related party transactions until June 4, 2003. In particular, net sales to Groupe Danone companies represented approximately 0.3%, 0.8% and 1.3% of BSN Glasspack’s net sales in 2003, 2002 and 2001, respectively. Those sales, which were primarily made with Groupe Danone’s beverage and dairy products companies, were made at market conditions.

Transactions and balances with Groupe Danone and BSN Glasspack’s parent Glasspack Participations SA (96.5% interest in BSN Glasspack) were as follows:

STATEMENTS OF OPERATIONS:

	For the year Ended December 31,
	2001	2002	2003

Net sales - Groupe Danone	€16.3	€11.0	€3.4
Interest expense - Glasspack Participations SA	(0.7)	(0.9)	(0.7)

BALANCE SHEETS:

	As of December 31,
	2001	2002	2003

Trade accounts and notes receivable - Groupe Danone	€4.6	€1.5	€—
Long-term debt - Glasspack Participations SA (see Note 19)	(15.2)	(15.2)	(15.2)

NOTE 7 - TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable, net are as follows:

	As of December 31,
	2001	2002	2003

Trade accounts receivable	€241.4	€174.5	€179.8
Notes receivable	41.3	53.8	48.1
Less: allowance for doubtful accounts	(6.8)	(4.3)	(4.0)
Trade accounts and notes receivable, net	€275.9	€224.0	€223.9

The Company believes its exposure to concentrations of credit risk is limited due to the large number of customers located in various countries and the credit quality of those customers. In addition, the Company maintains insurance policies carried with respect to some uncollectable receivables. For sales to Groupe Danone, see Note 6.

NOTE 8 - INVENTORIES, NET

Inventories, net are as follows:

	As of December 31,
	2001	2002	2003

Raw materials, packaging and other consumables	€95.1	€90.9	€74.6
Work in progress	3.5	2.1	1.4
Finished goods	206.4	195.5	194.2
Moulds	55.9	63.8	62.8
Less: obsolescence reserve - Raw materials, packaging and other consumables	(16.0)	(12.7)	(11.1)
Less: obsolescence reserve - Finished goods	(13.0)	(13.0)	(9.7)
Less: obsolescence reserve - Moulds	(24.7)	(23.6)	(23.0)
Inventories, net	€307.2	€303.0	€289.2

NOTE 9 - OTHER CURRENT ASSETS

Other current assets are as follow:

	As of December 31,
	2001	2002	2003

Prepayments related to state and governmental entities	€31.6	€26.3	€27.5
Prepaid expenses, including insurance	0.9	1.5	0.7
Advances to suppliers	11.5	6.3	2.5
Current accounts	4.7	5.7	2.2
Receivable from the sale of the land in Spain	—	2.8	2.8
Other	7.6	6.4	10.2
Total other current assets	€56.3	€49.0	€45.9

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment, is as follows:

		Net Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

Gross Value	27.6	220.5	1,058.4	39.3	19.8	1,365.6
Accumulated depreciation	(5.8)	(126.2)	(654.2)	(26.8)	—	(813.0)
December 31, 2001	€21.8	€94.3	€404.2	€12.5	€19.8	€552.6

Gross Value	27.9	211.9	937.9	29.0	57.5	1,264.2
Accumulated depreciation	(6.2)	(128.8)	(584.1)	(22.0)	—	(741.1)
December 31, 2002	€21.7	€83.1	€353.8	€7.0	€57.5	€523.1

Gross Value	27.8	216.9	1,001.1	27.9	12.8	1,286.5
Accumulated depreciation	(6.4)	(130.6)	(608.6)	(23.9)	—	(769.5)
December 31, 2003	€21.4	€86.3	€392.5	€4.0	€12.8	€517.0

The gross book value of property, plant and equipment, is as follows:

	Land and land improvements		Gross Book Value
		Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

December 31, 2000	26.7	214.4	1,017.3	33.8	39.5	1,331.7

Additions	1.6	6.9	46.9	6.1	7.9	69.4
Disposals	(0.7)	(1.9)	(31.3)	(1.6)	—	(35.5)
Transfers	—	1.1	25.5	1.0	(27.6)	—
December 31, 2001	€27.6	€220.5	€1,058.4	€39.3	€19.8	€1,365.6

Additions	0.4	2.9	20.3	1.4	57.3	82.3
Disposals	(0.1)	(1.3)	(98.1)	(9.4)	—	(108.9)
Royal Leerdam disposals	—	(10.9)	(61.6)	(2.3)	—	(74.8)
Transfers	—	0.7	18.9	—	(19.6)	—
December 31, 2002	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2

Additions	0.3	4.6	41.3	1.6	39.1	86.9
Disposals	(0.5)	(8.0)	(52.0)	(2.8)	—	(63.3)
MSC disposals	—	—	(0.6)	(0.7)	—	(1.3)
Transfers	0.1	8.4	74.5	0.8	(83.8)	—
December 31, 2003	€27.8	€216.9	€1,001.1	€27.9	€12.8	€1,286.5

The accumulated depreciation and impairment of property, plant and equipment is as follows:

			Accumulated Depreciation
	Land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

December 31, 2000	€(5.4)	€(109.4)	€(588.6)	€(23.7)	—	€(727.1)
Depreciation	(0.4)	(9.7)	(74.9)	(3.5)	—	(88.5)
Impairment	—	(9.3)	(18.7)	(1.1)	—	(29.1)
Disposals	—	2.2	28.0	1.5	—	31.7

December 31, 2001	€(5.8)	€(126.2)	€(654.2)	€(26.8)	€—	€(813.0)

Depreciation	(0.4)	(10.2)	(65.4)	(3.6)	—	(79.6)
Disposals		1.2	97.0	5.6		103.8
Impairment	—		(0.4)	—	—	(0.4)
Royal Leerdam disposals	—	6.4	40.6	1.1	—	48.1
Transfers	—	—	(1.7)	1.7	—	—

December 31, 2002	€(6.2)	€(128.8)	€(584.1)	€(22.0)	€—	€(741.1)

Depreciation	(0.3)	(9.3)	(68.8)	(2.4)	—	(80.8)
Disposals	0.1	5.7	46.1	1.9		53.8
Impairment	—	—	(2.0)	—	—	(2.0)
MSC disposals	—	—	0.2	0.4	—	0.6
Transfers	—	1.8	—	(1.8)	—	—

December 31, 2003	€(6.4)	€(130.6)	€(608.6)	€(23.9)	€—	€(769.5)

Capitalized interest cost

There were no interest costs capitalized neither in 2003 nor in 2002 and 2001 in fixed assets, as no qualifying asset was acquired or constructed during the period.

Impairment

In connection with the VMC and Budenheim restructuring plans (see Note 25), the Company recorded asset impairments of € 0.2 million in 2003 and € 9.4 million in 2001 related to Givors plant (VMC) located in France and €1.8 million in 2003 (impairment of a machine transferredfrom Büdenheim to France), € 0.4 million in 2002 and, € 19.7 million in 2001 related to the Budenheim plant located in Germany. Recoverable amounts of Givors and Budenheim assets were estimated based on their values in use (the plants have been considered as cash generating units under IAS 36). Estimated future cash flows related to the Budenheim facility indicated that an impairment of the full value had occurred.

Pledges on fixed assets

 There were no pledges on fixed assets as of December 31, 2003, 2002 and 2001.

Government grants

The amount of unamortized government grants received for capital investments, which are recorded as deferred income, was €1.9 million, € 2.2 million and  € 2.6 million as of December 31, 2003, 2002 and 2001, respectively.

Finance lease

Property leased by the Company includes buildings, machinery and equipment. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 6 to 12 years with options to renew at varying terms. The following is an analysis of assets under finance leases:

	Land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

Gross value	3.7	21.4	31.9	0.1	—	57.1
Accumulated Depreciation	—	(3.9)	(3.6)	—	—	(7.5)
December 31, 2001	€3.7	€17.5	€28.3	€0.1	€—	€49.6

Gross value	—	4.9	—	—	—	4.9
Accumulated Depreciation	—	(2.3)	—	—	—	(2.3)
December 31, 2002	€—	€2.6	€—	€—	€—	€2.6

Gross value	—	4.9	—	—	—	4.9
Accumulated Depreciation	—	(3.5)	—	—	—	(3.5)
December 31, 2003	€—	€1.4	€—	€—	€—	€1.4

In 2002, the finance lease agreement related to the Béziers plant was purchased, for the related outstanding capital under finance lease. This transaction was financed through to the Capex credit facility (see Note 19).

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, net include the following:

		Net Book Value
	Goodwill	Purchased software	Assets under construction	Other	Total

Gross value	42.6	26.3	—	5.1	74.0
Accumulated amortization	(5.1)	(8.0)	—	(1.9)	(15.0)
December 31, 2001	€37.5	€18.3	€—	€3.2	€59.0
Gross value	43.9	30.3	1.8	4.6	80.6
Accumulated amortization	(42.8)	(12.1)	—	(2.0)	(56.9)
December 31, 2002	€1.1	€18.2	€1.8	€2.6	€23.7
Gross value	44.1	32.6	0.5	4.9	82.1
Accumulated amortization	(42.9)	(16.2)	—	(2.1)	(61.2)
December 31, 2003	€1.2	€16.4	€0.5	€2.8	€20.9

The gross book value of intangible assets is as follows

		Gross Book Value
	Goodwill	Purchased software	Assets under construction	Other	Total

December 31, 2000	€42.6	€8.0	€13.2	€1.9	€65.7
Additions	—	15.0	1.1	3.3	19.4
Transfers	—	14.3	(14.3)	—	—
Disposals	—	(11.0)	—	(0.1)	(11.1)
December 31, 2001	€42.6	€26.3	—	€5.1	€74.0
Additions	1.3	1.5	5.0	—	7.8
Transfers	—	3.2	(3.2)	—	—
Disposals	—	(0.7)	—	(0.5)	(1.2)
December 31, 2002	€43.9	€30.3	€1.8	€4.6	€80.6
Additions	0.2	1.1	0.2	0.9	2.4
Transfers	—	2.1	(1.5)	(0.6)	—
Disposals	—	(0.7)	—	—	(0.7)
MSC Disposals	—	(0.2)	—	—	(0.2)
December 31, 2003	€44.1	€32.6	€0.5	€4.9	€82.1

The accumulated amortization and impairment of intangible assets, is as follows:

		Accumulated Amortization
	Goodwill	Purchased software	Assets under construction	Other	Total

December 31, 2000	€(3.0)	€(4.9)	€—	€(1.5)	€(9.4)
Amortization	(2.1)	(3.1)	—	(0.4)	(5.6)
December 31, 2001	€(5.1)	€(8.0)	€—	€(1.9)	€(15.0)
Disposal	—	0.4	—	0.5	0.9
Impairment	(36.1)	—	—	—	(36.1)
Amortization	(1.6)	(4.5)	—	(0.6)	(6.7)
December 31, 2002	€(42.8)	€(12.1)	€—	€(2.0)	€(56.9)
Disposal	—	0.7	—	—	0.7
MSC disposal	—	0.1	—	—	0.1
Amortization	(0.1)	(4.9)	—	(0.1)	(5.1)
December 31, 2003	€(42.9)	€(16.2)	€—	€(2.1)	€(61.2)

Goodwill was amortized for €0.1 million in 2003, amortized for € 1.6 million and impaired for € 36.1 million in 2002, and amortized for € 2.1 million in 2001. Goodwill amortization and impairment are reported in other income and expenses in the Consolidated Statement of Operations.

No research and development cost were capitalized as of December 31, 2003, 2002 or 2001, as there was no significant identified project meeting the necessary criteria for capitalization.

NOTE 12- AVAILABLE FOR SALE NON-CURRENT INVESTMENTS

Available for sale non-current investments are as follows:

	As of December 31,
	2001	2002	2003

Veglarec	€2.1	€2.1	€2.1
GFG Geselleschaft für Glassbeschichtung	1.0	1.0	1.0
Other investments	2.4	0.1	0.1
Total available for sale non-current investments	€5.5	€3.2	€3.2

Other investments do not include any individual amount above € 1.0 million. These investments are considered as available-for-sale instruments under IAS 39.

NOTE 13 - OTHER ASSETS

Other assets do not include any individual amount above € 1.5 million.

NOTE 14 - TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable are as follows:

	As of December 31,
	2001	2002	2003

Trade accounts payable	€167.7	€164.1	€169.1
Notes payable	46.2	54.5	32.0
Total trade accounts and notes payable	€213.9	€218.6	€201.1

NOTE 15 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are as follows:

	As of December 31,
	2001	2002	2003

Personnel and social charges	€51.9	€52.2	€53.0
Fixed assets suppliers	10.8	28.6	9.4
Rebates due to customers	10.7	16.5	11.6
State and governmental entities	11.6	7.1	9.7
Current accounts	1.1	0.2	0
Income tax payable	5.1	2.6	21.1
Restructuring accruals (see Note 25)	67.6	50.8	41.4
Other	32.8	20.8	17.8
Total other payables and accrued liabilities	€191.6	€178.8	€164.0

NOTE 16 - PROVISIONS FOR RETIREMENT INDEMNITIES AND PENSION OBLIGATIONS

BSN Glasspack contributes to defined contribution retirement benefit schemes in conformity with the laws and usual practices of countries where BSN Glasspack operates (in France, in Germany for employees hired subsequent to 1997). As a result of contributions paid under such schemes to private or state sponsored pension funds, and charged to the statement of operations in the year to which they relate, the Company has no actuarial liabilities.

BSN Glasspack is also liable for defined benefits plans relative to: supplementary retirement schemes (the Netherlands, Germany for employees hired prior to 1997), contractual retirement indemnities schemes (France), other pre-retirement, long service award and disability schemes (the Netherlands, France and Germany) and other post-retirement schemes (health care in The Netherlands). These plans are either managed internally or by separate trust managed funds holding the corresponding assets (The Netherlands).

The present value of BSN Glasspack’s obligations for defined benefit plans is determined on the basis of recent actuarial valuations made by reputable actuarial firms, using actuarial assumptions which reflect the legal, economic and monetary circumstances in the countries in which BSN Glasspack operates the plans. The main actuarial assumptions used are as follows:

Actuarial assumptions	2001	2002	2003

Retirement age - depending upon each employee’s category (1)	60 to 65 years	60 to 65 years	60 to 65 years
Discount rate	5.5%	5.5%	5.3%
Salary growth rate - depending on the age and category of each employee	2.0% to 3.0%	2.0% to 3.0%	2.0% to 3.0%
Rate of return of plan assets	6.0%	6.0%	6.5%

(1) Under French law, the Company is required to provide retirement indemnities to employees retiring on or after age 60. The amount of the retirement indemnity depends on an employee’s age at retirement and whether the employee retires voluntarily or involuntarily (on employer’s decision). The provision has been evaluated to reflect recognition of the benefit obligation for retirement indemnities with an assumption about the probability of voluntary (90%) and involuntary (10%) retirement, which has been updated based on the statistics of retirement departures between 1997 and 2002.

The actual rates of return on The Netherlands plan assets were 6.94% in 2003, (8.73)% in 2002 and 4.3% in 2001 compared to estimate future rates of return used in the actuarial assumptions of 6.5% in 2003, 6.0% in 2002 and 6.0% in 2001.

The following table reconciles the status of the Company’s plans’ liabilities with the provision recorded in the balance sheets:

	As of December 31,
	2001	2002	2003

Accumulated benefit obligation	€337.5	€325.7	€330.6
Projected benefit obligation (“PBO”)	384.5	369.7	381.3
Fair value of plan assets	312.8	250.6	249.1
PBO in excess of plan assets	71.7	119.1	132.2
Unrecognized prior service cost (assets in excess of liabilities)	2.0	2.4	2.0
Unrecognized net actuarial gain	45.4	(7.7)	(16.2)
Reclassification of CATS retirement indemnities as restructuring reserve	—	—	(5.5)
Reclassification of Givors retirement indemnities as restructuring reserve	(4.0)	—	—
Provision for retirement indemnities and pension liabilities	€115.1	€113.8	€112.5

As required by the Spanish law, long-term benefits programs and associated liabilities in Spain have been transferred to a third party in 2002. As a consequence, the pension reserve as of December 31, 2001 (€ 1.1 million) has been totally settled.

Changes in projected benefit obligation (PBO), fair value of plan assets, unrecognized gains and losses, and provision for retirement indemnities and pension obligations during 2003, 2002 and 2001 were as follows:

	PBO	Fair Value of Plan Assets	Unrecognized Gains and (Losses)	Provision for Retirement Indemnities and Pension Liabilities

Balance as of December 31, 2000	€341.5	€329.7	€(107.4)	€119.2
Net periodic cost
- Service cost	7.1	—	—	7.1
- Interest cost	20.5	—	—	20.5
- Return on plan assets	—	17.5	—	(17.5)
Pension benefits payments to employees	(15.9)	(15.9)	—	—
Contribution made to plan assets	2.8	9.7	—	(6.9)
Unrecognized gain or losses	28.5	(28.2)	60.0	(3.3)
Reclassification of Givors retirement indemnities as restructuring reserve	(4.0)	—	—	(4.0)
Balance as of December 31, 2001	€380.5	€312.8	€(47.4)	€115.1

Net periodic cost
- Service cost	7.8	—	—	7.8
- Interest cost	19.6	—	—	19.6
- Return on plan assets	—	16.8	—	(16.8)
Curtailment (France and the Netherlands)	(22.5)	(17.3)	(0.2)	(5.0)
Pension benefits payments to employees	(16.0)	(16.0)	—	—
Contribution made to plan assets	2.9	9.3	—	(6.4)
Unrecognized gain or losses	(2.6)	(55.0)	52.9	(0.5)
Balance as of December 31, 2002	€369.7	€250.6	€5.3	€113.8

Net periodic cost
- Service cost	6.0	—	—	6.0
- Interest cost	20.0	—	—	20.0
- Return on plan assets	—	14.0	—	(14.0)
Curtailment (France)	(4.7)	—	0.8	(5.5)
Pension benefits payments to employees	(15.6)	(15.6)	—	—
Contribution made to plan assets	2.5	10.9	—	(8.4)
Unrecognized gain or losses	(1.3)	(10.8)	8.9	0.6
Balance as of December 31, 2003	€376.6	€249.1	€15.0	€112.5

Concerning the Netherlands’ health care plan, a one-percentage-point change in assumed health care cost trend rates would have the following effects in 2003:

	1% increase	1% decrease

Effect on total of service and interest cost components	Less than 0.1	Less than (0.1)
Effect on post-retirement benefit obligation	0.9	(0.7)

NOTE 17 - PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges are as follows:

	As of December 31,
	2001	2002	2003

Social	€0.8	€0.1	€0.5
Trade	2.2	1.0	0.8
Tax	0.7	1.1	0.1
Other	1.3	0.4	0.2
Total provisions for risks and charges	€5.0	€2.6	€1.6

There were neither significant movements in provisions for risks and charges during the year 2003 nor significant differences between amounts used as compared to 2002 year-end provision or significant reversals during the period.

NOTE 18 - SHORT-TERM DEBT

Short-term debt, denominated in euros, is as follows:

	As of December 31,
	2001	2002	2003

Current portion of long-term debt (see Note 19)	€66.1	€72.4	€25.6
Current portion of lease liabilities	4.1	0.3	0.4
Total short-term debt	€70.2	€72.7	€26.0

NOTE 19 - LONG-TERM DEBT

Long-term debt, denominated in euros, is as follows:

	As of December 31,
	2001	2002	2003

Senior bank borrowings (3)	€370.6	€337.7	€212.5
Senior subordinated notes 10.25% (4)	176.0	176.6	137.9
Senior subordinated notes 9.25% (5)	—	—	153.5
Loans from related parties (see Note 6) (6)	16.9	17.8	18.6
Lease liabilities	44.7	0.9	0.5
Securitization (7)	163.2	146.9	167.3
Other loans	3.1	2.6	0.9
Total long-term debt	€774.5	€682.5	€691.2

	Initial Amount Or Available Amount	Outstanding Amount (1)		Nominal interest Rate Reduced interest Rate (2)
Nature		Long-term portion	Short-term portion		Repayment Schedule	Maturity
(3) Senior bank borrowings

Senior A	€312.6	€—	€—	Libor + 2.25 % Libor +1.50%	At maturity date	Dec. 31, 2003

Senior B	129.6	89.5	0	Libor + 2.75%	At maturity date	Dec. 31, 2007

Senior C	30.0	€30.0	0	Libor + 3.25%	At maturity date	June 30, 2008

Senior revolving credit facility	152.4	38.3	0	Libor + 2.25 % Libor + 1.50%	Variable upon drawings	Renewable Dec.31,2006

Capex facility	76.2	54.7	7.1	Libor + 2.25 % Libor + 1.50%	Semi-annually	Dec. 31, 2006
Total senior bank borrowings	700.8	212.5	7.1

(4) Senior subordinated Notes 10.25%	140.0	137.9	5.5	10.25 % fixed	At maturity date	Aug.1, 2009

(5) Senior subordinated Notes 9.25%	160.0	153.5	4.6	9.25 % fixed	At maturity date	Aug.1, 2009

(6) Loans from related parties	15.2	18.6	—	4.50 % fixed	At maturity date	Dec. 31, 2009
Lease liabilities		0.5	0.4	Euribor + 0.20%	Semi-annually	March 31, 2006
(7) Securitization	210.0	167.3	0.6	Euribor + 1.1%	Upon receivable collection	Nov 5, 2006
Other loans		0.9	7.8
Total		€691.2	€26.0

The seniority of the debt facilities ranks as follows:

•                  Securitization

•                  Senior bank borrowings

•                  Senior subordinated Notes 9.25%

•                  Senior subordinated Notes 10.25%

•                  Loans from related parties

Average interest rate on debt was 6.9%, 6.8% and 7.0% as of December 31, 2003, 2002 and 2001 respectively. An additional point in market interest rate would generate an additional interest expense limited to less than € 2.0 million, because of hedging contracts.

(1)                                                                                  Outstanding amount :

•                  Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the drawing amount as of December 31, 2003. Due to the fact that Senior Term A and a part of Senior subordinated notes 10.25% were reimbursed in advance, the same proportion of financing fees have been written-off.

•                  Accrued interests are included in the outstanding amount.

(2)                                                                                  Reduced interest rate:

Some components of the senior bank borrowings bear an initial nominal interest rate adjustable downwards depending upon the Company meeting certain consolidated financial ratios.  For the year ending December 31, 2003, BSN Glasspack was not allowed to benefit from reduced interest rates. As of December 31, 2003, BSN Glasspack meets the ratios enabling it to benefit from reduced interest rates starting July 1, 2004 and ending July 1, 2005.

(3)                                                                                  Senior bank borrowings:

The following terms are common to the senior banks borrowings:

Prepayments:

In addition to the scheduled amortization and repayment dates described above, the terms of the senior bank facilities require the mandatory prepayment of all outstanding amounts under the various facilities and the termination of borrowing commitments upon notably: (1) the disposal of all or substantially all of the business and assets of BSN Glasspack; or (2)  a “Change of Control” of BSN Glasspack . The terms of the facilities contain events of default that may allow the Facility Agent to cancel all the borrowing facilities under the senior bank facilities and require immediate payment of all obligations under the senior bank facilities.

Guarantees:

• Pledge on BSN Glasspack shares (granted by the relevant holders)

• Guarantee given by BSN Glasspack covering all commitments of any borrower under the senior credit agreements

• Pledge on main BSN Glasspack bank account

• Assignments of the benefit of the liability warranty to the banks’ syndicate by Glasspack Participations SA (BSN Glasspack’s parent company) and a German sub-holding of BSN Glasspack

• Securitized receivables are sold with no recourse. See § (7) below.

Covenants:

The terms of the senior bank borrowing contract contain a number of covenants requiring BSN Glasspack to achieve or maintain specified consolidated financial ratios, including certain interest and fixed charge coverage ratios (EBITDA/Total debt costs, Senior debt/EBITDA, Cash flows/Total funding cost, Total debt/EBITDA-all as defined under the corresponding credit agreement). As of December 31, 2003 these ratios have been met. In addition, the terms of the contract also contain general covenants restricting the incurrence of certain debt and certain liens, the payment of dividends, the disposition of assets, the making of certain capital expenditures and other activities and transactions. In case of non-compliance with these covenants, banks can require immediate repayment of Senior Bank Borrowings. In July 2003, the financial covenants for the senior bank borrowings have been renegotiated for each quarter ending during the second semester 2003 and during year 2004. This renegotiation has no impact on interest rate margins applicable to the senior bank borrowings.

Senior revolving credit facility:

The Senior revolving credit facility is available to finance working capital and for general corporate purposes but not for acquisitions.

The available amount related to senior revolving credit facility is limited to a maximum of € 152.4 million. The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of  € 304.8 million.

Senior Capex facility and lease liabilities:

The senior Capex facility is available to finance capital expenditure requirements. In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the senior Capex credit facility. The full available amount of Capex facility as of December 31, 2003, i.e. € 62,6 million has been drawn in cash.

(4)                                                                                  Senior subordinated notes 10.25% guarantees and covenants for the benefit of bond holders:

As of August 8, 2003, € 40 million have been paid back to some bonds holders under the Senior subordinated notes 10.25% following the new Senior Subordinated notes 9.25% issuing. The Senior subordinated notes 10.25%  will mature (€ 140.0 million) on August 1, 2009.

Prepayments:

Redemption: on or after August 1, 2004, BSN Financing Co. will have the right to redeem any or all of its notes at 105.125% of their principal amount plus accrued interest, with the premium declining after that date.  It has been estimated that it is unlikely that the call option will be exercised. As a consequence, financing costs do not include the redemption premium and these costs are amortized until the note maturity date. Change of Control: if an event treated as a change of control of BSN Glasspack occurs, holders of the BSN Financing Co. Senior Subordinated Notes will have the right to require BSN Financing Co. to repurchase the Senior Subordinated Notes at a purchase price equal to 101% of the aggregate principal amount of notes duly tendered for repurchase, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

Guarantees:

• Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Financing Co. of the senior subordinated notes.

• The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

Increased interest rate:

The nominal interest rate of senior subordinated notes is 10.25%. Since the company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the interest rate was increased by stages (0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate is 10.25%.

(5)                                                                                  Senior subordinated notes 9.25% guarantees and covenants for the benefit of bond holders:

On August 5, 2003, new senior subordinated notes have been issued for € 160 million. The bonds will mature on August 1, 2009. The interest rate is 9,25%.

Repayments:

Redemption: on or after August 1, 2006, BSN Obligation will have the right to redeem any or all of its notes at 104.625% of their principal amount plus accrued interest, with the premium declining after that date.  It has been estimated that it is unlikely that the call option will be exercised. As a consequence, financing costs do not include the redemption premium and these costs are amortized until the note maturity date.

Change of Control: if an event treated as a change of control of BSN Glasspack occurs, holders of the BSN Obligation Senior Subordinated Notes will have the right to require BSN Obligation to repurchase the Senior Subordinated Notes at a purchase price equal to 101% of the aggregate principal amount of notes duly tendered for repurchase, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

Guarantees:

• Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Glasspack Obligation of the senior subordinated notes.

• The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

• The guarantee given by BSN Glasspack are secured by second priority liens (or share in existing liens on a second priority basis) on all of the shares of BSN Glasspack and those of BSN Glasspack’s subsidiaries over which the lenders under BSN Glasspack’s senior bank facilities have first priority liens.

Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

(6)                                                                                  Loan from related parties:

This loan was granted by Glasspack Participations S.A., which is the parent company of BSN Glasspack. It is fully subordinated to the reimbursement of both senior bank borrowings and senior subordinated notes.

(7)                                                                                  Securitization:

In November 2000, BSN Glasspack initiated a securitization program for the BSN Glasspack’s trade receivables through a sub-fund of a French “fonds commun de créances” (the fund”) created in accordance with French Law, and at the same time terminated its existing Borrowing Base Facility. This securitization program, co-arranged by Credit Commercial de France (HSBC-CCF), and Gestion et Titrisation Internationales (“GTI”) and managed by GTI, provides for an aggregate securitization volume of up to € 210.0 million since June 2003 and during a period of six years (€180.0 million before June 2003). Under the program, BSN Glasspack Services is permitted to assign receivables to the fund until November 5, 2006. According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack Services are sold to the funds on a weekly basis. The purchase price for the receivables is determined in function of the book value and the term of each receivable and a Euribor three-month rate increased by a 1.51% margin. A portion of the purchase price for the receivables is deferred and paid by the fund to BSN Glasspack Services only when receivables are collected or at the end of the program. This deferred portion varies based on the status and updated collection history of BSN Glasspack Services’ receivable portfolio.

As of December 31, 2003, the volume of the cash funded through the receivable program was € 167.7 million.  The fund can issue up to €210.0 million of ordinary shares to finance its receivables purchases under the program. Such rates are rated AA- by Standard & Poor’s and are privately placed to a financial conduit, which issues commercial paper to finance its subscription. The interest rate paid by the fund to the financial conduit is a variable rate based on the costs of the issued commercial paper and capped by a Euribor rate.

BSN Glasspack Services subscribes for subordinated shares of the fund in an amount up to € 8.4 million, depending on volume and historical statistics of receivables sold. These subordinated shares bear interest at the Euribor three-month rate. The subordinated shares will be paid back to BSN Glasspack Services, subject to fulfillment of its obligation at the end of the program.

BSN Glasspack Services continues to service, administrate and collect the receivables on behalf of the fund. This service rendered to the funds is invoiced to the funds at a normal market rate.

The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of  € 304.8 million.

Under SIC 12, the fund is considered as a Special Purpose Entity controlled in substance by BSN Glasspack, and therefore is consolidated in BSN Glasspack Financial Statements.

The long-term debt by maturity is as follows:

	As of December 31,
Year of maturity	2001	2002	2003
2003	58.6	—	—
2004	60.3	63.6	—
2005	60.3	79.4	19.3
2006	244.5	215.6	237.3
2007	126.9	126.9	88.8
2008	28.2	28.2	28.2
After 2008	195.7	168.8	317.6
Total long-term debt	€774.5	€682.5	€691.2

Long-term debt, by currency, is as follows:

	As of December 31,
Currency	2001	2002	2003

Euros	€774.5	€682.5	€691.2
Total long-term debt	€774.5	€682.5	€691.2

Comparison between fair market values and book values (including long term and short term portions of the outstanding amount) of the debt instruments were as follows:

	As of December 31,
	2001	2002	2003
Senior Subordinated Notes 10.25%
Fair Market Value	€160.2	€153.0	€150.2
Book value	183.3	183.7	143.4

Senior Subordinated Notes 9.25%
Fair Market Value	€—	€—	€170.4
Book value	—	—	158.1

Loan from related parties
Fair Market Value	€15.3	€18.7	€19.7
Book value	16.9	17.8	18.6

Debt bearing interest at variable rate (Libor + spread)
Fair Market Value	€652.7	€559.0	€392.7
Book value	640.0	549.7	388.4

The evaluation of the fair market value of the Senior Subordinated Notes was made on the “over the counter” market, contributed by the market-makers, the official market being not liquid.

The evaluation of the Loan from related parties fair market value was made using a market interest rate.

NOTE 20 - NET EQUITY

	As of December 31, 2001
	France	Benelux	Germany	Spain	Total equity
Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	(8.5)	(117.8)	(76.2)	(56.5)	(259.0)
Total equity	€136.2	€(117.8)	€(76.2)	€(56.5)	€(114.3)

	As of December 31, 2002
	France	Benelux	Germany	Spain	Total equity
Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	10.2	(98.5)	(149.0)	(52.4)	(289.7)
Total equity	€154.9	€(98.5)	€(149.0)	€(52.4)	€(145.0)

	As of December 31, 2003
	France	Benelux	Germany	Spain	Total equity
Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	63.3	(91.1)	(145.0)	(51.7)	(224.5)
Total equity	€208.0	€(91.1)	€(145.0)	€(51.7)	€(79.8)

NOTE 21 - SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

The total authorized number of ordinary shares is 4,728,750 shares with a par value of €16.0 per share. All shares are issued and outstanding. All issued shares are fully paid.

Retained earnings restricted from distribution at December 31, 2003, 2002 and 2001 totaled € 8.2 million, € 8.2 million and € 8.2 million, respectively.

NOTE 22 - FINANCIAL INSTRUMENTS

Interest rate risk

The Company uses an interest rate collar in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

As of December 31, 2003, the characteristics of the interest rate collar are as follows:

	Average interest rate	Notional amount by Maturity (in millions of euros)			Fair Value December 31, 2003
		Semester 2 2003	Semester 1 2004

Collar	3.945% - 4.60%	425.0	345.0	(*)	(7.2)

Total		425.0	345.0		(7.2)

(*) Notional amount decreases following MSC Disposal (See Note 5.7).

These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 to 18 months. As of December 31, 2003, the Company holds the following foreign exchange options:

	Average exchange rate	Notional amount (in million of $) by Maturity		Fair value December 31, 2003
		S1 2004	S2 2004

$ against € sale	1.2005	18.0	18.7	(1.3)

These instruments hedge approximately 99% of budgeted U.S. Dollar fuel and gas purchases for the year ended December 31, 2003 and qualify as cash flow hedges under IAS 39 criteria.

Energy risk

As of December 31, 2003, BSN GLASSPACK has no hedge contracts on energy purchases for year 2004.

(*) The €0.2 million closing balance on energy swaps (See table below) as of December 31, 2003 corresponds to December 2003 settlement paid at the beginning of January 2004.

The separate component of equity has been modified over the period as follows:

	Opening balance January 1, 2003	Amounts recognized in equity	Amounts reclassified from equity to P/L	Closing balance December 31, 2003

Interest collar	(10.3)	(2.7)	9.0	(4.0)
Foreign exchange options	(1.3)	(1.9)	1.9	(1.3)
Energy swaps	3.4	1.8	(5.0)	0.2	(*)

Total before deferred tax	(8.2)	(2.8)	5.9	(5.1	)(**)

Deferred tax	2.9	1.0	(2.1)	1.8

Total, net of tax	(5.3)	(1.8)	3.8	(3.3)

(**) of which € (5,1) million will be reversed to profit and loss statement in the year ended December 31, 2004.

The carrying amounts of the following financial assets and liabilities approximate their fair values: cash and cash equivalents, other non-current assets, accounts receivable and payable.

Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Because counter parties to derivatives consist of a large number of prime financial institutions, the Company does not expect any counter parties to fail to meet their obligations. Consequently, the Company considers that its maximum exposure is reflected by the amount of trade accounts and notes receivables (refer to Note 7) and other current assets (refer to Note 9), net of provisions for impairment recognized at the balance sheet date.

NOTE 23 - FINANCIAL COMMITMENTS AND CONTINGENCIES

Guarantees

There are no significant guarantees given or received by the Group except those related to the long-term debt (see Note 19) and to MSC Disposal (See Note 5.7).

 Litigation

The Company, in the normal course of business, is subject to various legal actions and claims incidental to its business, including those arising out of alleged product defects, breach of contracts, employment related matters and environmental matters. Loss contingencies are accrued for when it is probable that they will occur and when they can be quantified with reasonable accuracy. The Company is also party to a limited number of lawsuits and other proceedings, none of which are considered material.

Non-cancelable leases

As of December 31, 2003, the Company had non-cancelable operating lease commitments analyzed as follows:

	As of December 31,
	2001	2002	2003

Year of Maturity
2002	€2.8	€—	€—
2003	2.1	5.2	—
2004	0.4	3.6	3.1
2005	0.2	1.6	2.1
2006	—	0.3	0.8
2007	—	0.3	0.2
Total	€5.5	€10.7	€6.2

NOTE 24 – SELLING, GENERAL and ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are as follows:

	As of December 31,
	2001	2002	2003
Sales staff expenses	€(15.8)	€(15.5)	€(17.3)
Sales and marketing expenses	(26.6)	(18.5)	(20.1)
Administrative staff expenses	(19.9)	(18.6)	(21.4)
Headquarter expenses	(14.9)	(13.8)	(13.1)
Other administrative expenses	(34.2)	(31.9)	(28.3)
Selling, general and administrative expenses	€(111.4)	€(98.3)	€(100.2)

NOTE 25 - RESTRUCTURING EXPENSES

Restructuring expenses include the charges incurred by BSN Glasspack to reduce workforce. Restructuring expenses during year 2003 consist primarily of costs related to seven redundancy programs, ‘‘BSN 2003’’(BSN Glasspack), “Centurion” (BSN Glasspack NV), “VMC”, “Budenheim” and “German OAPT plan” (BSN Glasspack GmbH und Co. KG), “CATS” (BSN Glasspack and VMC) and “Barlovento” (BSN Glasspack España) as follows:

BSN 2003

BSN Glasspack agreed with employees’ representatives to an involuntary redundancy program, which affected the 645 employees of BSN Glasspack who reached the age of 56 or greater between the years 1999 and 2003. The total cost of the program was estimated by management to be € 46.3 million and was provided for as of June 30, 1999. The remaining accrual amounted to € 1.5 as of December 31, 2003, € 11.8 as of December 31, 2002 and € 17.3 as of December 31, 2001. As of December 31, 2003, 21 persons are still in the company, and will leave the company during the first semester 2004.

Barlovento

BSN Glasspack España entered into an agreement with local trade unions regarding an involuntary early retirement program affecting 85 people. Based on this plan, the affected employees will retire when they reach the age of 58. The total cost of the program (‘‘the Barlovento Plan’’) was estimated by management to be € 6.1 million and was provided for as of June 30, 1999. The program was closed at the end of December 31, 2002. The remaining accrual amounted to € 0.3 million as of December 31, 2001. As of December 31, 2002, 75 had left the company.

Centurion

To improve competitiveness BSN Glasspack N.V. implemented a number of measures to reduce personnel costs. The accrual recorded in 1999 for € 6.4 million related to the closing of the fourth furnace of Schiedam, and involved a reduction in the number of employees to approximately 120, as well as other measures to reduce the headcount in all factories and the headquarter. Most of the people leave according to the agreement made with unions and government, which enables them to leave after 55 years of age. A new plan was announced in 2000, which concerned 102 employees located at the headquarters or the Schiedam plant, to leave in 2001. The corresponding additional provision amounted to € 7.5 million. The remaining accrual amounted to € 1.7 million as of December 31, 2003, € 2.6 million as of December 31, 2002 and € 6.0 million as of December 2001. As of December 31, 2003, the total accrual is related to contractual compensation costs, which will be paid to 70 persons who already left the company.

VMC

The main features of the VMC plan include the closing of the Givors plant in January 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan has been formally agreed by the labor unions in February 2002.

The VMC-related restructuring costs recorded as of December 31, 2001 amounted to € 35.5 million, of which  € 25.5 million were severance compensation costs (345 employees) and € 10.0 million were related to impairment of the Givors facility.

The restructuring costs booked as of December 31, 2002 were related to compensation costs and costs not covered by restructuring reserve for € 3.0 million (mainly under activity for €2.8 million).

The restructuring income booked as of December 31, 2003 amounts to €2.9 million. It is made of (i) a gain on the disposal of the land and buildings at Givors and the reversal of the reserve for demolishing and cleaning up (See Note 5.8), (ii) additional restructuring expenses that did not meet requirements to record an accrual under IFRS in the year ending December 31, 2002, and (iii) release of unused provision related to exemption of severance payments pursuant a change in French regulations. The remaining restructuring accrual amounted to € 2.9 million as of December 31, 2003, € 22.8 million as of December 31, 2002 and € 25.5 million as of December 2001. As of December 31, 2003, 34 persons are still in the company.

Budenheim

The closing of Budenheim plant was officially announced in October 2001. The restructuring costs recorded as of December 31, 2001 amounted to € 40.3 million, including € 19.0 million for compensation costs (288 persons) and € 21.3 million for asset impairment. The additional restructuring costs recorded as of December 31, 2002 amount to € 8.6 million related to closing of Budenheim (including mainly € 4.4 millions of penalties for cancellation of supply contract, € 2.0 million related to current assets impairment). The restructuring accrual amounts to € 8.9 million as of December 31, 2003, € 9.2 million as of December 31, 2002 and € 18.3 million as of December 2001. The remaining restructuring accrual as of December 31, 2003 includes mainly demolition costs and penalties for cancellation of supply contract. As of December 31, 2003, all people have left the company.

German restructuring scheme “OAPT”

In accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated with the employee representative bodies a restructuring scheme. Under this new scheme “OAPT”, a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the company within three years. The accrual recorded for this new plan as of December 31, 2003 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who should join the plan .50 persons joined the plan as of December 2003. The accrual amounts to € 4.6 million as of December 31, 2003 and to € 4.4 as of December 31, 2002. Impact of the discounting in year 2003 for the OAPT accrual is €0.2 million.

CATS (Early retirement plan).

As of April 15, 2003 and as of May 6, 2003, a legal agreement was signed with French administration for French entities (VMC and BSN Glasspack) and labor unions representatives, which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. The accrual recorded for this new plan corresponds to compensation costs to be paid until year 2009 and amounts to € 21.8 million as of December 31, 2003 for 482 persons who should join the plan, of which € 5.5 Million were already recorded as of December 2002 as part of the curtailed retirement indemnity scheme.

During fiscal year 2003, movements in accruals linked to restructuring schemes were as follows:

	December 31, 2002	Additional provision	Amounts used	Reversal non used provisions	Reclassification from pension reserve	December 31, 2003
“BSN 2003” plan	€11.8	€1.4	€(11.7)	—	—	€1.5
“Centurion” plan	2.6	0.4	(1.3)	—	—	1.7
“VMC” plan	22.8	0.5	(13.8)	(6.6)	—	2.9
“Budenheim” plan	9.2	—	—	(0.3)	—	8.9
“German OAPT” plan	4.4	0.6	(0.4)	—	—	4.6
“CATS” plan	—	17.7	(1.4)	—	5.5	21.8
Total	€50.8	€20.6	€(28.6)	€(6.9)	5.5	€41.4

In 2003, the long-term portion of restructuring is € 22.0 million (payable beginning in 2005).

During fiscal year 2002, movements in accruals linked to restructuring schemes were as follows:

	December 31, 2001	Additional provision	Amounts used	December 31, 2002
“BSN 2003” plan	€17.3	€—	€(5.5)	€11.8
“Barlovento” plan	0.3	—	(0.3)	—
“Centurion” plan	6.0	—	(3.4)	2.6
“VMC” plan	25.5	4.6	(7.3)	22.8
“Budenheim” plan	18.3	6.6	(15.7)	9.2
“German OAPT” plan	—	4.4	—	4.4
Other	0.2	—	(0.2)	—
Total	€67.6	€15.6	€(32.4)	€50.8

In 2002, the long-term portion of restructuring is € 4.4 million (payable beginning in 2004).

During fiscal year 2001, movements in accruals linked to restructuring schemes were as follows:

	December 31, 2000		Additional provision	Amounts used	December 31, 2001
“BSN 2003” plan	€23.9		€—	€(6.6)	€17.3
“Barlovento” plan	1.1		—	(0.8)	0.3
“Centurion” plan	10.1		—	(4.1)	6.0
“VMC” plan	—	(a)	25.5	—	25.5
“Budenheim” plan	—		19.0	(0.7)	18.3
Other	0.5		—	(0.3)	0.2
Total	€35.6		€44.5	€(12.5)	€67.6

(a) Including € 4.0 million reclassified from “Provision from retirement reserve”. See Note 16.

In 2001, the long-term portion of restructuring was € 28.0 million (payable beginning in 2003).

Restructuring expenses recorded in the consolidated statement of income for the year ended December 31, 2003 are as follows:

	Compensation costs (additional provision)	Costs not covered by restructuring reserve	Asset impairment (additional provision) (*)	Reversal non used provisions	Total P/L restructuring expenses
“BSN 2003” plan	1.4	1.9	—	—	3.3
“Centurion” plan	0.4	—	—	—	0.4
“VMC” plan	0.5	3.0	0.2	(6.6)	(2.9)
“Budenheim” plan	—	0.2	—	(0.3)	(0.1)
“German OAPT” plan	0.6	—	—	—	0.6
“CATS” plan	17.7	—	—	—	17.7
Other			1.8		1.8
Total	€20.6	€5.1	€2.0	(6.9)	€20.8

(*)  Impairment assets recorded as of December 31, 2003 of  € 2.0 million include € 2.0 million of impairment of tangible assets in France, including impairment for €1.8 million for equipment bought from Büdenheim.

There has not been any significant reversal of non-used provisions in 2001 and 2002. In 2003, the reversal of non-used provisions related to VMC and amounting to €6.6 million corresponds to the demolishing and cleaning up reserve of Givors plant (See Note 5.8) and the impact of the change in French regulations for severance payments.

NOTE 26 - OTHER INCOME AND EXPENSE

Other income and expense are as follows:

	For the year ended December 31,
	2001	2002	2003

Net gain on MSC disposal	€—	€—	€49.0
Portion of the insurance proceed covering damaged assets (Düsseldorf)	—	—	10.3
Net profit on Royal Leerdam disposal	—	7.7	—
Under activity cost (a)	(18.4)	(10.7)	—
Layoffs not included in redundancy plans	(0.7)	(2.2)	(3.5)
Amortization of goodwill	(2.1)	(1.6)	(0.1)
Goodwill impairment	—	(36.1)	—
Litigation provision	0.3	(0.4)	0.1
Royal Leerdam and Crystal’s additional disposal costs	—	—	(2.8)
Net book value on disposal of assets	—	—	(0.1)
Net book value of damaged of assets in Düsseldorf	—	—	(1.0)
Pension inactive employees in Germany	(1.3)	(1.9)	(2.1)
Gain on disposal of Spanish land	—	5.0	0.2
Non-capitalized fees (b)	(6.0)	(1.9)	(0.7)
Other (c)	1.2	(4.8)	(0.7)

Total other income and expense	€(27.0)	€(46.9)	€48.6

(a)          Under-activity cost relate to plants fixed costs incurred when furnaces are shut down for reasons not related to maintenance and overhauls.

(b)         In Year 2001, non-capitalized fees are mainly related to SAP implementation, to unified reporting system implementation and to the SEC filing

(c)          Other Income and Expenses do not include any individual amounts above € 1.0 million.

NOTE 27 - FINANCIAL EXPENSE, NET

Financial expense, net is as follows:

	For the year ended December 31,
	2001	2002	2003

Dividends received	€0.1	€0.4	€0.5
Interest expense	(76.8)	(63.1)	(60.8)
Interest income	1.2	1.6	1.2
Other	(0.2)	(6.5)	(10.7)
Total financial expense, net	€(75.7)	€(67.6)	€(69.8)

Interest paid	€(64.8)	€(56.7)	€(46.9)
Interest received	€3.1	€0.1	€0.1

NOTE 28 - INCOME TAX (EXPENSE)/BENEFIT

The components of income tax (expense)/benefit were as follows:

	For the year ended December 31,
	2001	2002	2003

Current income tax expense	€(8.4)	€(7.7)	€(5.1)
Deferred income tax (expense)/benefit	10.9	(8.3)	(6.3)
Total income tax (expense)/benefit	€2.5	€(16.0)	€(11.4)

Current income tax expense represents the amount of taxes for the year, paid or currently payable to the tax authorities. These amounts are computed according to the rules and rates applicable in the countries where the Company operates. BSN Glasspack received income tax reimbursements of approximately € 1.4 million in 2003, mainly due to timing difference between tax prepayments and real tax calculation in the Netherlands, and made income tax payments of approximately € 5.5 million and € 5.7 million in 2002 and 2001, respectively.

Analysis of the effective tax rate

The effective income tax rate is detailed as follows:

	For the year ended December 31,
	2001	2002	2003

Statutory tax rate in France	(36.43)%	(35.43)%	(35.43)%
Effect of non recognition of deferred tax assets	33.17%	58.28%	1.86%
Effect of foreign tax differential	(0.08)%	0.28%	0.20%
Effect of the change in income tax rate in France on deferred taxes	0.39%	—	—
Effect of goodwill impairment	—	70,35%	—
Effect of other non taxable items	(0.67)%	(8.64)%	17.10%
Effect of other differences	0.05%	3.39%	1.06%
Effective tax rate	(3.57)%	88.23%	(15.21)%

Income tax charge for the period does not include any significant adjustment for current or deferred tax arising from prior periods.

Deferred income taxes, net

Deferred income taxes is detailed as follows:

	For the year ended December 31,
	2001	2002	2003

Deferred tax assets	€16.1	€15.2	€6.6
Deferred tax liabilities	32.5	40.8	39.6
Deferred tax—net	€16.4	€25.6	€33.0

Current deferred income taxes, Net

Current deferred income taxes is detailed as follows:

	For the year ended December 31,
	2001	2002	2003

Inventory	€7.8	€8.7	€8.3
Restructuring	(14.7)	(8.1)	(7.4)
Current deferred income tax—net	€(6.9)	€0.6	€0.9

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities are as follows, noting that deferred tax asset are offset when relating to a single taxable entity:

	As of December 31,
	2001	2002	2003

Net deferred tax on temporary differences
Inventory	€7.8	€8.7	€8.3
Pension accruals	(20.4)	(18.7)	(12.5)
Property, plant and equipment	50.8	41.5	41.1
Tax loss carryforwards	(8.8)	(0.9)	—
Restructuring	(14.7)	(8.1)	(7.4)
Other	1.7	3.1	3.5
Net deferred income tax	€16.4	€25.6	€33.0

Deferred tax assets for taxable entities having unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. The deferred income tax assets not recognized at the end of 2003 amount to € 43.4 million (Spain: € 10.0 million, Germany: € 33.4 million) and are mainly relative to tax loss carry forwards. These tax losses can be infinitely carried forward in Germany and will have to be used within an average 8-year period in Spain.

The movements on the net deferred income tax is as follows:

	For the year ended December 31,
	2001	2002	2003

At beginning of year	€24.0	€16.4	€25.6
Statement of operations	(10.9)	8.3	6.3
IAS 39 deferred assets (retained earnings impact)	5.1	2.1	1.1
Effect of the tax group in France	(1.8)	—	—
Disposal of Royal Leerdam	—	(1.2)	—
At end of year	€16.4	€25.6	€33.0

NOTE 29 - FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

Transactions between countries are not significant.

Financial information by geographic area as of December 31, 2003 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€688.3	€215.5	€269.1	€108.5	€(6.0)	€1,275.4
Operating income	109.3	18.9	11.0	5.4	—	144.6
Total assets	669.0	144.6	251.5	114.1	(23.0)	1,156.2
Capital expenditures	46.4	3.2	29.8	8.8	—	88.2
Total liabilities	€(833.8)	€(146.8)	(187.5)	€(90.7)	€23.0	€(1,235.8)

Depreciation	(45.2)	(12.5)	(18.5)	(7.8)	—	(84.0)
Impairment of assets	(2.0)		—	—	—	(2.0)
Addition of restructuring reserve	(19.6)	(0.4)	(0.6)	—	—	(20.6)

Financial information by geographic area as of December 31, 2002 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€678.6	€258.2	€268.3	€107.7	€(3.6)	€1,309.2
Operating income	67.5	31.2	(60.1)	10.9	—	49.5
Total assets	686.1	168.3	241.4	118.7	(59.7)	1,154.8
Capital expenditures	58.0	13.8	9.1	5.1	—	86.0
Total liabilities	€(757.4)	€(186.5)	(316.4)	€(99.0)	€59.7	€(1,299.6)

Depreciation	(43.1)	(15.1)	(20.1)	(8.0)	—	(86.3)
Goodwill impairment	—	—	(36,1)	—	—	(36,1)
Impairment of assets	—	—	(2.0)	—	—	(2.0)
Addition of restructuring reserve	(4.6)	—	(11.0)	—	—	(15.6)

Financial information by geographic area as of December 31, 2001 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€661.1	€252.2	€290.6	€100.5	€(5.4)	€1,299.0
Operating income	24.1	26.3	(47.5)	2.5	—	5.4
Total assets	740.3	218.4	284.4	116.6	(81.9)	1,277.8
Capital expenditures	48.1	18.7	22.1	2.8	—	91.7
Total liabilities	€(830.3)	€(249.9)	(292.5)	€(101.0)	€81.9.	€(1,391.8)

Depreciation	(44.7)	(15.9)	(25.5)	(8.0)	—	(94.1)
Impairment of assets	(10.0)	—	(21.3)	—	—	(31.3)
Addition of restructuring reserve	(21.5)	—	(19.0)	—	—	(40.5)

NOTE 30 - PERSONNEL AND REMUNERATION

The Company’s personnel costs consist of the following:

	As of December 31,
	2001	2002	2003

Wages and salaries	€266.4	€262.5	€243.3
Social security	92.1	90.7	78.2
Pension	5.9	9.1	9.0
Total personnel cost	€364.4	€362.3	€330.5

The number of BSN Glasspack personnel was as follows:

	As of December 31,
	2001	2002	2003

Management and administrative staff	2,162	2,002	1,263
Production staff	5,793	5,416	5,166
Total personnel	7,955	7,418	6,429

NOTE 31 - SUBSEQUENT EVENTS

On February 18, 2004, Owens Illinois, an US listed company operating in the glass and plastic packaging industry announced it is in talk to acquire the ownership of BSN Glasspack SA. Owens Illinois expects the deal, which is subject to regulatory approval, will close in the second quarter this year.

NOTE 32 - SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the IASB, which differ, in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1)                                     Description of differences

a)                                      Goodwill

Goodwill written off to reserves prior to January 1, 1995, net of amortization

Goodwill related to the acquisition of Verdôme that occurred prior to January 1, 1995 was charged in full to net equity as permitted by IFRS. This goodwill has historically been amortized over a period up to 40 years in U.S. GAAP before the adoption of  SFAS 142 on January 1, 2002 (see below).

Adoption of SFAS 142

Under IFRS, the Company amortized goodwill arising from the acquisition of Gerresheimer as of August 5, 1999 over its estimated useful life, not exceeding 20 years. Under U.S. GAAP, prior to January 1, 2002, the Company amortized goodwill over its estimated useful life consistent with IFRS. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) for U.S. GAAP purposes.  As a result, goodwill is no longer subject to amortization for U.S. GAAP purposes subsequent to the date of adoption. The U.S. GAAP amounts have been adjusted to reverse the amortization of goodwill recorded under IFRS (€0.1 million in 2003 and € 1.6 million in 2002).

As of January 1, 2002, the Company performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted expected future cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

The following table shows the impact of the amortization of goodwill in prior periods:

	For the year ended December 31,
In million, except for earnings-per-share amounts	2001	2002	2003
Reported net (loss)/income under U.S. GAAP	€(63.4)	€(40.6)	€76.1
Add back: goodwill amortization	2.1	—	—
Adjusted net (loss)/income	€(61.3)	€(40.6)	€76.1

Basic/diluted loss per share
Reported net (loss)/income	€(13.4)	€(8.6)	€16.1
Goodwill amortization	0.4	—	—
Adjusted net (loss)/income	€(13.0)	€(8.6)	€16.1

b)                                     Long-lived assets impairment

Under IFRS, goodwill is allocated to “cash generating units”, which are the smallest groups of identifiable assets which include the goodwill under review for impairment and that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets. Under IFRS in September 2002, the Company recorded an impairment of goodwill of € 36.1 million related to the operations in Germany as the carrying amount of the cash-generating unit exceeded the recoverable amount of the unit. The company recorded no impairment as of December 31, 2003.

As part of this review, the Company determined that no impairment related to long-lived assets in Germany was required.

Under U.S. GAAP when there is an indicator of impairment, long-lived assets are first evaluated for recoverability by comparing the undiscounted cash flows to the carrying value of the asset group.  If the carrying amount exceeds the undiscounted cash flows, then impairment is recognized based on the difference between fair value, which was determined based on discounted expected future cash flows of the German operations, and the carrying amount of the assets.

The long-lived assets grouped for impairment test under SFAS 144 are as follows:

	September 30, 2002
Long Lived Assets (Germany)	Gross amount	Net amount
Software	6.6	3.9
Land	12.6	12.6
Building	36.3	21.9
Furnaces	43.2	22.7
Industrial material	88.1	42.2
Office material, hardware, furniture	2.8	0.9
Other fixed assets	1.0	0.5
Total Long-lived assets	190.6	104.7

Under SFAS 144, the identified impairment amounting to €37.7 million was allocated to the long-lived assets (German fixed assets) on a pro-rata basis whereas impairment is recorded first against goodwill under IAS 36. Under SFAS 144, the impairment loss is recorded as an adjustment to the carrying value of the long-lived assets and the long-lived assets are considered to have a new cost basis. Thus, after the recognition of the impairment under SFAS 144, the net book value of the long-lived asset differs between IFRS and U.S. GAAP.

Any goodwill impairment is evaluated separately, under SFAS 142, after any recognition of impairment of long-lived assets.

Goodwill is evaluated at the reporting unit level, by comparing the reporting unit’s fair value to the sum of the fair values of the unit’s identifiable assets and liabilities.  The residual goodwill fair value is then compared to its carrying value.  After having impaired the German fixed assets under SFAS 144, the Company determined that the Goodwill related to the German operations was not impaired in September 2002 and December 2002 under SFAS 142. In December 2003, the Company performed the required annual impairment test for goodwill and concluded that no impairment existed.

€ Million	December 31, 2002	December 31, 2003
Increase in Goodwill (reversal of impairment)	36.1	36.1
Decrease in Fixed assets (additional impairment together with difference in depreciation related to the difference in long-lived carrying values)	(36.5)	(32.3)
TOTAL adjustment on assets	(0.4)	3.8

Increase in other current liabilities (deferred taxes) (*)	—
Decrease in net equity	(0.4)	3.8
TOTAL adjustment on Liabilities	(0.4)	3.8

(*) Deferred tax asset of BSN Glasspack Germany are not recognized.

c)                                      Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP

BSN Glasspack adopted IAS 19 (revised 1998) on January 1, 1999 under the transitional provisions described in paragraph 155(b), allowing immediate recognition of the impact. As a consequence, a total amount of € 55.4 million was expensed in 1999 under IFRS, whereas this amount was not recognized under US GAAP. Unrecognized amounts under U.S. GAAP relate mainly to the effect of change in the discount rate.

The € 55.4 million unrecognized amount under U.S. GAAP has been amortized for € 5.4 million prior January 1, 2000, and for € 1.7 million in 2000, € 1.7 million in 2001, € 3.5 million in 2002 and € 2.3 million in 2003.

d)                                     Disposal of Royal Leerdam

Because of the difference described in note c) above, before the sale to Libbey, the net equity of Royal Leerdam reported under U.S. GAAP differed from the amount recorded under IFRS. Accordingly, the gain recognized on the disposal of Royal Leerdam differs under U.S. GAAP.

e)                                      Additional Minimum Liability (AML)

The additional minimum liability is a concept which is not addressed by IFRS, whereas, under U.S. GAAP, SFAS 87, if the accumulated benefit obligation exceeds the fair value of plan assets, the company shall recognize in the statement of financial position a liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation.

f)                                        Research and development

The Company applies IAS 38. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other  resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

Under U.S. GAAP, all development costs are expensed in the period in which they are incurred. The Company currently has no capitalized development costs and therefore no difference currently exits.

g)                                     Securitization program

As described in Note 20, under IAS - SIC 12, the securitization fund is consolidated in the Company’s financial statements as a Special Purpose Entity controlled by the Company. Under FAS 140, the securitization program is considered as a transfer of financial assets. As a main result, under U.S. GAAP, the difference between the transferred receivables’ nominal value and the cash actually received by the fund is expensed at the time of the receivable transfer whereas under IAS such difference is considered as financing interest expense over the period of the receivable.

Retained interests consist only of the subordinated shares issued by the fund and subscribed by BSN Glasspack. These subordinated shares are reimbursed at the end of the securitization program. Because the subordinated shares are interest bearing with low counterparty risk, the subordinated shares carrying value approximates their fair market values. The deferred portion of the receivable purchase price is paid, on average, within 2 months and therefore is classified as a short- term receivable.

Under FAS 140, the following adjustments as of December 31, 2001, 2002 and 2003 would be reflected to account for the securitized receivable transfer:

€ Million	December 31, 2001	December 31, 2002	December 31, 2003

Decrease in account receivable and notes receivables, net	(172.2)	(155.7)	(172.4)
Increase in long-term investment (subordinated shares)	7.2	7.2	3.9
TOTAL adjustment on assets	€(165.0)	€(148.5)	€(168.5)
Decrease in short term liability (accrued interest)	(1.1)	(1.0)	(1.0)
Increase/Decrease in other current liabilities (deferred taxes)	0.1	—	—
Decrease in long-term debt	(164.0)	(147.5)	(168.4)
Decrease in net equity	—	—	(0.1)
TOTAL adjustment on liabilities	€(165.0)	€(148.5)	€(168.5)

Main transactions with the fund in 2003 were as follows (in million of euros):

- Receivables transferred to the fund	€1,212.4
- Cash received from the fund	€1,211.4
- Discount paid	€6.9
- Interest received from subordinates shares	€0.9
- Servicing fees	€0.8

The deferred portion of the receivable purchase price amounts to € 20.6 million, € 22.4 million and € 37.4 million as of December 31, 2003, 2002 and 2001.

h)                                     Restructuring accrual

•                  VMC plan :

On April 9, 2001, the Company announced its intention to reduce the workforce in France by closing the plant of Givors in the middle of 2002 and the headquarters of VMC before the end of 2001. The first plan was rejected by the labor unions and was cancelled by the French administration after employee legal action. Therefore, on December 17, 2001, the Company announced the implementation of a second plan, very similar to the first one. The main features of the second plan include the closing of the Givors plant by the end of March 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan was formally agreed to by the labor unions in February 2002.

Management determined that the VMC restructuring plan met all of the IAS 37 criteria for a constructive obligation and therefore, recorded under IFRS, a liability based on the best estimate of employee severance benefits as of December 31, 2001. The liability recorded considers the outcome of the final agreement with the labor unions in February 2002.

However, because as of December 31, 2001, the negotiations with the unions were not completed yet, the final benefit arrangements were not communicated to employees. Therefore, under U.S. GAAP, specifically EITF 94-3, a liability was not recorded. Under U.S. GAAP, the restructuring reserve has been limited to the minimum lay-off indemnities mandatory under French law. As of December 31, 2001, the impact on restructuring expenses amounts to € 11.2 million.

Under EITF 94-3, the following adjustments would be reflected as follows:

In Million of euros	December 31, 2001	December 31, 2002	December 31, 2003

TOTAL adjustment on assets	—	—	—
Decrease in restructuring reserve	(11.2)	—	—
Increase in other current liabilities (deferred taxes)	4.0	—	—
Increase in net equity	7.2	—	—
TOTAL adjustment on Liabilities	—	—	—

Other restructuring accruals

Substantially all of the amounts included in the restructuring accruals at December 31, 2001, 2002, and 2003 consist of post employment benefits payable and are properly accrued for in accordance with FAS 112, “Employers’ Accounting for Post employment Benefits”

i)                                         CATS plan

As of April 15, 2003 and as of May 6, 2003, a legal agreement was signed with French administration for French entities (VMC and BSN Glasspack) and labor unions representatives, which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. As required by IAS 19, the accrual recorded for this new plan corresponds to entire compensation costs to be paid until year 2009 and amounts to € 21.8 million as of December 31, 2003 for 482 persons who should join the plan, of which € 5.5 Million were already recorded as of December 2002 as part of the curtailed retirement indemnity scheme.

Under U.S. GAAP, SFAS 112, compensation paid to employees joining the plan is considered to be post-employment benefits that vest. Accordingly, under U.S. GAAP, the Company recognizes a liability only for employees who have accepted the offer.

In Million of euros	December 31, 2003

Decrease in deferred tax assets	(5.9)

TOTAL adjustment on assets	(5.9)
Decrease in restructuring reserve	(21.8)
Increase in provision for pension obligations	5.1
Increase in net equity	10.8
TOTAL adjustment on Liabilities	(5.9)

j)                                         German OAPT plan

In 2002, in accordance with German social regulations, BSN Glasspack GmbH und Co. KG negotiated with the employee representative bodies a restructuring scheme. Under this new scheme “OAPT”, a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the company within three years. The scheme requires that the employees work full time for three years with a reduced salary of 85%.  After the three years working period, the employee leaves the company and receives 85% of his/her salary for the next two years. Under IAS 19, compensation offered to employees who accept to join the scheme is considered to be termination benefits. As required under IAS 19, the company has recognized the entire cost of such termination benefits as a liability and an expense in 2002 and the liability has been measured and updated as of December 31, 2003 as the present value of the benefits to be paid to employees expected to join the plan.

Under U.S. GAAP, SFAS 112, compensation paid to employees joining the plan is considered to be post-employment benefits that vest. Accordingly, under U.S. GAAP, the Company recognizes a liability only for employees who have accepted the offer and have begun the working phase of the plan. The total liability is accrued over the working period.

In Million of euros	December 31, 2002	December 31, 2003

TOTAL adjustment on assets	—	—
Decrease in restructuring reserve	(4.4)	(4.6)
Increase in provision for pension obligations	0.4	1.2
Increase in net equity	4.0	3.4
TOTAL adjustment on Liabilities	—	—

k)                                      Other comprehensive income, net of tax

Comprehensive income, which is the term used to define all non-owner changes in shareholders’ equity, is a concept not addressed by IFRS. Under U.S. GAAP, comprehensive income includes, in addition to net income, movements in cumulative translation adjustments, as well as movements in additional minimum pension liabilities.

l)                                         Financing fees

Under IFRS, short and long-term debts are carried on the balance sheet at their outstanding amount, including financing fees related to obtaining the long-term borrowings.

Under U.S. GAAP, these financing fees should be presented as non current assets.

The following reclassifications as of December 31, 2001, 2002 and 2003 would be reflected to account for the financing fees:

€ Million	December 31, 2001	December 31, 2002	December 31, 2003
Increase in non current assets (Other assets)	17.3	13.3	15.8
TOTAL reclassification on assets	€17.3	€13.3	€15.8
Increase in short-term debt	2.8	3.0	3.6
Increase in long-term debt	14.5	10.3	12.2
TOTAL reclassification on liabilities	€17.3	€13.3	€15.8

2) Reconciling statements

All material differences affecting the financial statements have been separately disclosed in the Company’s U.S. GAAP reconciling financial statements.

The reconciliation of significant differences between net income and net equity from IAS to U.S. GAAP, together with the reporting of U.S. GAAP comprehensive income, is as follows:

	For the Year ended December 31,
	2001	2002	2003
RECONCILIATION OF NET INCOME (LOSS):
Net (loss)/income per IFRS	€(67.9)	€(34.3)	€63.2
U.S. GAAP adjustments:
Amortization of goodwill written off to reserves prior to January 1, 1995 (a)	(2.6)	—	—
Reversal of goodwill amortization recorded under IFRS (a)	—	1.6	0.1
Long-lived assets and goodwill impairment (difference in long-lived assets amortization because of difference in carrying values) (b)	—	(0.4)	4.2
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP (c)	(1.7)	(3.5)	(2.3)
Royal Leerdam disposal (d)		(3.0)
Securitization program (g)	1.4	—	(0.1)
Restructuring accrual (h)	11.2	(11.2)	—
CATS restructuring scheme (i)	—	—	16.7
OAPT restructuring scheme (j)	—	4.0	(0.6)
Tax impact on above differences	(3.8)	6.2	(5.1)
Net (loss)/income under U.S. GAAP	(63.4)	(40.6)	76.1
Other comprehensive income (k):
Additional Minimum Liability (AML) (e)	—	(12.8)	(11.0)
Tax impact on above differences	—	4.5	3.9
Comprehensive(loss)/income under U.S. GAAP	€(63.4)	€(48.9)	€69.0

The condensed financial information following gives effect to the disposal of Royal Leerdam and MSC, which are considered discontinued operations under US GAAP for the years ended December 31, 2003, 2002 and 2001. The cash flows and balance sheet data under US GAAP related to these entities are not separately presented as they are not considered significant.

	For the Year ended December 31,
	2001	2002	2003

Net sales	€1221.3	€1228.3	€1243.5
Cost of goods sold	(1017.9)	(1025.5)	(1027.8)
Gross profit	€203.4	€202.8	€215.7

Operating income	€2.6	€24.8	€109.1
Financial expenses, net	(72.4)	(65.9)	(69.8)
Income (loss) from continuing operations before income taxes and minority interest	(69.8)	41.1	39.3
Income tax expense (benefit)	1.4	(6.1)	(10.6)
Income (loss) from continuing operations before minority interest	(68.4)	(47.2)	28.7
Minority interest	(0.1)	(0.2)	(0.2)
Income (loss) from continuing operations	(68.5)	(47.4)	28.5

Discontinued operations :
Income from operations of discontinued Royal Leerdam net of tax	2.7	0.5	—
Income on disposal of Royal Leerdam net of tax	—	3.1	—
Income from operations of discontinued MSC net of tax	2.4	3.2	3.0
Income on disposal of MSC net of tax	—	—	44.6
Income (loss) from discontinued operations	€5.1	€6.8	€47.6

Net income (loss) under U.S. GAAP	€(63.4)	€(40.6)	€76.1

Basic/diluted earnings (loss) per share:
Earnings (loss) from continuing operations	(14.49)	(10.01)	6.02
Discontinued operations	1.08	1.43	10.07
Basic/diluted earnings (loss) per share:	€(13.41)	€(8.59)	€16.09

	As of December31,
	2001	2002	2003
RECONCILIATION OF NET EQUITY
Net deficit per IFRS	€(114.3)	€(145.0)	€(79.8)
U.S. GAAP adjustments:
Goodwill written off to reserves prior to January 1, 1995 (a):
Goodwill gross amount (a)	104.4	104.4	104.4
Accumulated amortization (a)	(22.7)	(22.7)	(22.7)
Net amount (a)	81.7	81.7	81.7
Cancellation of goodwill amortization recorded under IFRS (a)	—	1.6	1.7
Long lived assets and goodwill impairment (b)	—	(0.4)	3.8
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP (c)	46.6	43.1	40.8
Royal Leerdam disposal (d)		(3.0)	(3.0)
Minimum Liability adjustment (e)		(12.8)	(23.8)
Securitization program (g)	—	—	(0.1)
Restructuring accrual (h)	11.2	—	—
CATS restructuring scheme (i)	—	—	16.7
OAPT restructuring scheme (j)	—	4.0	3.4
Tax impact of the above differences	(20.3)	(9.6)	(10.8)
Net equity (deficit) under U.S. GAAP	€4.9	€(40.4)	€30.6

	As of December 31,
	2001	2002	2003

U.S. GAAP STATEMENTS OF NET EQUITY
Net equity at beginning of period	€77.2	€4.9	€(40.4)
Net (loss)/income for the period	(63.4)	(40.6)	76.1
Dividends declared	—	—	—
Capital contributions	—	—	—
Effect of adoption of FAS 133 as of January 1, 2001	1.0	—	—
Cash flow hedges (effect of application of FAS 133 over FY 2001)	(9.9)	—	—
Cash flow hedges (effect of application of FAS 133 over FY 2002)	—	3.6	—
Cash flow hedges (effect of application of FAS 133 over FY 2003)	—	—	2.0
Other comprehensive income (AML, net of deferred tax)	—	(8.3)	(7.1)
Net equity /(deficit) at end of period under U.S. GAAP	€4.9	€(40.4)	€30.6

3) Additional US GAAP disclosures

a)                                      Accumulated benefit obligation and estimated employer contributions in France

Concerning France, the Accumulated Benefit Obligation (ABO) for years ended December 31, 2003, 2002 and 2001  is as follows :

	As of December 31, 2001	As of December 31, 2002	As of December 31, 2003

ABO	€22.6	€20.4	€11.4

For the year ended December 31, 2004, the estimated employer contributions for France should amount to €8.6 million.

b)                                     Amortization of intangible assets for the five following years.

Intangible assets subject to amortization should be amortized each year for a minimum €5.0 million during the four following years (2004, 2005, 2006 and 2007) and for €0.9 million during 2008 and thereafter.

c)                                      Shipping and handling costs

Shipping and handling costs are classified in other costs of goods sold

d)                                     Provision for doubtful accounts

The net provision for doubtful accounts included in the statements of operations amounts to € 0.1 million, €(0.3) million and €(1.8) million for years ended December 31, 2003, 2002 and 2001 respectively.

4) Effect of new accounting pronouncements not yet adopted

EITF 00-21

In May 2003, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable.

Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt EITF 00-21 on January 1, 2004, however it does not anticipate that adoption of EITF 00-21 will have an impact on its results of operations, its financial position or its cash flows.

SFAS 132 (Revised)

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised), Employers’ Disclosure about Pensions and Other Postretirement Benefits. The revised statement requires additional disclosures to those in the original FAS No. 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. Except for certain disclosures for foreign pension plans and for benefit obligations, FAS No. 132 (Revised) was effective for financial statements with fiscal years ending after December 15, 2003 and has been adopted by the Company.

FIN 46 (Revised).

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 sets forth the criteria used in determining whether an investment in a variable interest entity (“VIE”) should be consolidated and is based on the general premise that a company that controls another entity through interests other than voting interests should consolidate the controlled entity. In December 2003, the FASB published a revision to FIN No. 46 (“FIN46R”) to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities. Under the guidance of FIN46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have an interest in any structure that would be considered a special-purpose entity. Adoption of this interpretation is not expected to have a material impact on the Company’s results of operations or financial position.